
02020428

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


MAR
080

# FORM 6-K

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

P.T. PINDO DELI PULP AND PAPER MILLS
(Translation of Registrant's Name Into English)

Plaza BII, Tower II 9th Floor, Jl. M.H. Thamrin Kav. 22 No. 51, Jakarta 10350 , Indonesia
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)



Form 20-F X Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

On March 8, 2002, P.T. Pindo Deli Pulp And Paper Mills (the "Company"), filed its audited consolidated financial statements for the years ended December 31, 2000 and 1999 and an Independent Auditor's Report (the "Financial Statements") with Badan Pengawas Pasar Modal (Capital Markets Supervisory Agency, "BAPEPAM"), the securities regulatory agency of the Republic of Indonesia.

A copy of the English translation version of the Financial Statements filed with BAPEPAM are included in this Form 6-K.

Consolidated Financial Statements
With Report of Independent Auditors
December 31, 2000 and 1999

# PT Pindo Deli Pulp and Paper Mills and Subsidiaries

Ernst & Young
Hanadi, Sarwoko & Sandjaja

PT PINDO DELI PULP AND PAPER MILLS
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

## Table of Contents



........................


Hanadi, Sarwoko & Sandjaja

Registered Public Accountants
No. Kep-966/KM. 17/1998
Jakarta Stock Exchange Building
Tower I, 13th Floor
Jl. Jend. Sudirman Kav. 52-53
Jakarta 12190, Indonesia
P.O. Box 1973, Jakarta 10019

Phone : (021) 515 [illegible]
Fax : (021) 515 [illegible]

## Report of Independent Auditors

**The Board of Directors and Shareholders**
**PT Pindo Deli Pulp and Paper Mills and Subsidiaries**

We have audited the accompanying consolidated balance sheets of PT Pindo Deli Pulp and Paper Mills (the "Company") and Subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of profit and loss, changes in equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

Except as discussed in the following paragraphs, we conducted our audits in accordance with auditing standards established by the Indonesian Institute of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes an assessment of the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We were unable to satisfy ourselves as to the recoverability of related parties trade receivables amounting to US$136,502 thousand as of December 31, 2000 that are included in total consolidated assets at that date, nor were we able to satisfy ourselves by other auditing procedures as to the recoverability of these related parties trade receivables. Accordingly, related parties trade receivables of US$136,502 thousand that are included in total consolidated assets as of December 31, 2000 may be overstated by US$136,502 thousand and consolidated net loss as per the consolidated statements of profit and loss for the year ended December 31, 2000 may be understated by the same amount and total consolidated shareholders' equity as of December 31, 2000 may be overstated by the same amount.

We were unable to obtain sufficient evidence to satisfy ourselves that the Company's consolidated property, plant and equipment, that are stated at their net book value of US$1,799,570 thousand as of December 31, 2000 and are included in total consolidated assets as of that date, are carried at no more than their recoverable amount in accordance with Indonesian Statement of Financial Accounting Standard No. 48 "Accounting For Impairment of Assets"; nor were we able to satisfy ourselves by means of other auditing procedures as to the recoverable amount of consolidated property, plant and equipment, or the effect on the consolidated statements of profit and loss and changes in equity for the year then ended in the event that an adjustment to the carrying amount of consolidated property, plant and equipment is required.

As discussed in the Notes 10 and 12, to the consolidated financial statements, on December 11, 2000, PT Lontar Papyrus Pulp & Paper Industry ("Lontar"), a Subsidiary, paid Rp400 million (US$43 thousand) to PT Dinamika Mustika, PT Persadamas Langgeng and PT Sinarindo Pirantimas ("three related companies") to acquire newly-issued shares in the three related companies that amount to 16.6% of their issued share capital, and also made an advance of US$9,372 thousand for future share subscriptions of the three related companies. Further, on December 12, 2000, the Company paid an advance of US$101,099 thousand for future share subscriptions of the three related companies. The three related companies' principal assets are land owned adjacent to the Company's largest mill in Karawang, West Java, Indonesia. We have obtained valuation reports prepared by an independent appraisal company dated April 2, 2001 in respect to this land. The appraised value of the land is based on the land development approach that is derived from certain assumptions relating to current and future economic indicators in Indonesia and the current and future state of the property sector in Indonesia. We are unable to express a view on the reasonability of these assumptions and were unable to satisfy ourselves by other auditing procedures whether the carrying value of the land is no more than the land's recoverable amount. Therefore, we were unable to satisfy ourselves as to the recoverable amount of the advances paid by the Company and Lontar or the recoverable amount of the investments by Lontar as of December 31, 2000, or the effect on the consolidated statements of profit and loss and changes in shareholders' equity for the year then ended in the event that an adjustment to the carrying amount of advances or investments is required.

As discussed in Note 2, the Company and Lontar may not have recognized all liabilities and penalties which may arise as a result of the default by the Company and Lontar on the payment of interest and principal and the subsequent debt standstill and restructuring, as these liabilities and penalties are not conclusively ascertainable at the date of completion of these accounts. We were, therefore, unable to satisfy ourselves by means of other auditing procedures as to the completeness of the consolidated liabilities as of December 31, 2000, or the effect on the consolidated statements of profit and loss and changes in equity for the year then ended in the event that an adjustment to the amount of consolidated liabilities is required.

The accompanying consolidated financial statements have been prepared assuming that the Company and Subsidiaries will continue as a going concern. As shown in the consolidated financial statements, the Company and Subsidiaries have incurred consolidated losses of US$375,813 thousand for the year ended December 31, 2000. These consolidated losses have significantly weakened the Company's consolidated financial position and its ability to purchase raw materials and meet current operating expenses, and, as of December 31, 2000, the Company's consolidated current liabilities exceed its consolidated current assets by US$1,460,771 thousand. Further, as discussed in Note 2, the Company and Lontar are in violation of certain covenants under their long-term loan and bond agreements with investors, banks and other financial institutions and are therefore unable to borrow additional funds under these agreements. In these circumstances, the investors, banks and other financial institutions have, or may, take action to accelerate the repayment of the outstanding funds.



As further discussed in Note 2, on March 12, 2001, the Company along with its ultimate shareholder, Asia Pulp & Paper Company Limited ("APP"), announced a standstill on the payment of interest and principal on its outstanding debt and on the debt of its Subsidiaries. Furthermore, the Company, as part of APP Group, is currently negotiating with creditors with a view to restructuring its loans. These measures were taken in an attempt to ensure that the Company and Subsidiaries have adequate cash flows to finance their operations. The satisfactory completion of these negotiations is essential as the Company has no other immediate plans that will provide sufficient cash flows to meet current operating requirements. Because the negotiations are still in progress, there can be no assurance that the Company will have sufficient funds to finance its operations, which continue to show losses, through the year ending December 31, 2001. All of these matters raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of consolidated assets or the amounts or classifications of consolidated liabilities that may result from the outcome of this uncertainty.

Because of the possible material effects on the consolidated financial statements of the matters described in the preceding paragraphs, we are unable to, and do not, express an opinion on the consolidated financial statements for the year ended December 31, 2000.

In our opinion, the consolidated balance sheet as of December 31, 1999 and the related consolidated statements of profit and loss, changes in shareholders' equity and cash flows for the year then ended present fairly, in all material respects, the consolidated financial position of PT Pindo Deli Pulp and Paper Mills and Subsidiaries as of December 31, 1999, and the consolidated results of their operations, changes in equity and their cash flows for the year then ended in conformity with generally accepted accounting principles in Indonesia.

**Hanadi, Sarwoko & Sandjaja**
**Member of Ernst & Young International**

**Drs. Hariawan Pribadi**
Public Accountant Licence No. 98.1.0140

Jakarta, Indonesia
December 5, 2001

The accompanying consolidated financial statements are not intended to present the consolidated financial position and consolidated results of operations, changes in equity and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Indonesia. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in Indonesia.

PT PINDO DELI PULP AND PAPER MILLS AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2000 and 1999
(Expressed in thousands of U.S. Dollars, unless otherwise stated )

| | Notes | 2000 | 1999 |
|---|---|---|---|
| ASSETS | | | |
| CURRENT ASSETS | | | |
| Cash and cash equivalents | 4, 25 | 9,436 | 269,963 |
| Time deposits | 5, 25 | - | 27,637 |
| Trade receivables - net of allowance for doubtful accounts of US$221,769 (1999: US$85) | 6, 25 | | |
| Third parties | | 45,837 | 120,105 |
| Related parties | | 6,946 | 139,070 |
| Due from related parties | 7, 25 | 10,582 | 24,455 |
| Other receivables | | 423 | 7,300 |
| Inventories - net of allowance of US$6,539 (1999: US$ nil) | 8 | 206,397 | 211,589 |
| Advances | 9 | 13,926 | 12,574 |
| Prepaid taxes | 15a | 1,464 | 2,132 |
| Prepaid expenses | | 1,792 | 3,223 |
| TOTAL CURRENT ASSETS | | 296,803 | 818,248 |
| INVESTMENTS | 3b, 10 | 43 | - |
| RELATED PARTIES TRADE RECEIVABLES | 6, 25 | 136,502 | - |
| DUE FROM RELATED PARTIES | 7, 25 | 64,664 | - |
| PROPERTY, PLANT & EQUIPMENT | | | |
| Net of accumulated depreciation of US$370,416 (1999: US$290,941) | 11, 17, 18, 25 | 1,799,570 | 1,825,577 |
| OTHER ASSETS | | | |
| Investments advances | 12 | 110,471 | - |
| Others | | 6,544 | 2,967 |
| TOTAL OTHER ASSETS | | 117,015 | 2,967 |
| TOTAL ASSETS | | 2,414,597 | 2,646,792 |

The accompanying Notes to Consolidated Financial Statements form an integral part of these consolidated financial statements.

PT PINDO DELI PULP AND PAPER MILLS AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (continued)
December 31, 2000 and 1999
(Expressed in thousands of U.S. Dollars, unless otherwise stated)

| | Notes | 2000 | 1999 |
|---|---|---|---|
| LIABILITIES AND SHAREHOLDERS' EQUITY | | | |
| CURRENT LIABILITIES | | | |
| Short-term loans | 13, 25 | 31,815 | 50,393 |
| Trade payables | 14, 25 | 100,954 | 79,527 |
| Taxes payable | 15b | 1,161 | 1,574 |
| Factoring liabilities | 16, 25 | 67,517 | - |
| Accrued expenses | | 63,746 | 57,505 |
| Other payables | 29 | 76,633 | 9,584 |
| Due to related parties | 25 | 8,439 | 9,336 |
| Current portion of long-term debt: | | | |
| Long-term loans | 17, 25 | 555,292 | 147,418 |
| Bonds payable | 18 | 849,787 | - |
| Obligations under capital leases | 19, 25 | 2,230 | 4,827 |
| TOTAL CURRENT LIABILITIES | | 1,757,574 | 360,164 |
| DEFERRED TAX LIABILITIES - NET | 15d | 45,570 | 47,086 |
| LONG-TERM LIABILITIES | | | |
| Long-term debt - net of current portion: | | | |
| Long-term loans | 17, 25 | - | 418,240 |
| Bonds payable | 18 | - | 753,686 |
| Obligations under capital leases | 19, 25 | - | 1,625 |
| Others | 29 | 3,902 | 57,912 |
| TOTAL LONG-TERM LIABILITIES | | 3,902 | 1,231,463 |
| NEGATIVE GOODWILL - NET | 3m | 15,819 | 16,845 |
| MINORITY INTEREST | 3b, 20 | 77,331 | 101,020 |
| SHAREHOLDERS' EQUITY | | | |
| Share capital - par value: Rp500 per share, Authorized capital - 16,000,000,000 shares; Rp8 trillion Issued and paid-up capital; 4,263,570,000 shares | 21 | 791,479 | 791,479 |
| (Accumulated losses)/retained earnings | | (277,078) | 98,735 |
| TOTAL SHAREHOLDERS' EQUITY | | 514,401 | 890,214 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | | 2,414,597 | 2,646,792 |

The accompanying Notes to Consolidated Financial Statements form an integral part of these consolidated financial statements.

PT PINDO DELI PULP AND PAPER MILLS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF PROFIT AND LOSS
For the years ended December 31, 2000 and 1999
(Expressed in thousands of U.S. Dollars, unless otherwise stated)

| | Notes | 2000 | 1999 |
|---|---|---|---|
| NET SALES | 22, 25, 27 | 760,522 | 727,315 |
| COST OF SALES | 23, 25 | (641,136) | (479,603) |
| GROSS PROFIT | | 119,386 | 247,712 |
| OPERATING EXPENSES | 24, 25 | | |
| Selling | | (67,428) | (60,249) |
| General and administrative | | (26,317) | (16,241) |
| TOTAL OPERATING EXPENSES | | (93,745) | (76,490) |
| OPERATING INCOME | 27 | 25,641 | 171,222 |
| OTHER INCOME (EXPENSES) | | | |
| Interest income | 25 | 33,385 | 16,990 |
| Interest expense and other financing charges | 25 | (183,493) | (105,152) |
| Foreign exchange loss - net | | (46,994) | (70,598) |
| (Loss)/gain on disposal of property, plant & equipment | | (5) | 2,291 |
| Provision for doubtful accounts | | (221,764) | - |
| Other - net | | 2,212 | (5,899) |
| OTHER EXPENSES - net | | (416,659) | (162,368) |
| (LOSS)/INCOME BEFORE INCOME TAX AND MINORITY INTEREST | | (391,018) | 8,854 |
| CORPORATE INCOME TAX | 15c, 15d | | |
| Current | - | - | - |
| Deferred | | 1,516 | (21,262) |
| | | 1,516 | (21,262) |
| LOSS BEFORE MINORITY INTEREST | | (389,502) | (12,408) |
| MINORITY INTEREST | | 13,689 | 3,184 |
| NET LOSS | | (375,813) | (9,224) |
| NET LOSS PER SHARE (In full US$) | 3r | (0.09) | 0.00 |
| *Weighted average number of shares outstanding* | | 4,263,570,000 | 4,263,570,000 |

The accompanying Notes to Consolidated Financial Statements form an integral part of these consolidated financial statements.

PT PINDO DELI PULP AND PAPER MILLS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2000 and 1999
*(Expressed in thousands of U.S. Dollars, unless otherwise stated)*

| | Notes | Share Capital | Cumulative Translation Adjustment | Retained Earnings/ (Accumulated Losses) | Total Shareholders' Equity |
|---|---|---|---|---|---|
| Balance as of December 31, 1998 | | 791,479 | (3,789) | 111,745 | 899,435 |
| Adjustment to cumulative translation adjustment | 3a | | 3,789 | (3,789) | - |
| 1999 net loss | | | | (9,224) | (9,224) |
| Balance as of December 31, 1999 | | 791,479 | - | 98,735 | 890,214 |
| 2000 net loss | | | | (375,813) | (375,813) |
| Balance as of December 31, 2000 | | 791,479 | - | (277,078) | 514,401 |

The accompanying Notes to Consolidated Financial Statements form an integral part of these consolidated financial statements.

PT PINDO PULP AND PAPER MILLS AND SUBSIDIARIES
CONSOLIDATED CASH FLOW
For years ended December 31, 2000 and 1999
(Expressed in thousands of U.S. Dollars, unless otherwise stated)

| | Notes | 2000 | Represented (Note 3a) 1999 |
|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | | |
| Cash received from customers | | 727,661 | 800,438 |
| Cash paid to: | | | |
| Suppliers and others | | (562,390) | (362,257) |
| Employees | | (29,939) | (15,344) |
| Cash paid for other operating activities | | (137,114) | (79,241) |
| Cash (used in)/provided by operating activities | | (1,782) | 343,596 |
| Interest and other financing charges paid | | (160,251) | (131,426) |
| Interest received | | 36,958 | 16,543 |
| Corporate tax refunded (paid) | | 240 | 3,287 |
| **Net Cash (used in)/provided by Operating Activities** | | (124,835) | 232,000 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | | |
| Decrease in time deposits | | 27,836 | 921 |
| Increase in investment | | (43) | - |
| Acquisition of property, plant & equipments and construction in progress | | (55,076) | (75,715) |
| Advance of property, plant and equipment | | (121) | - |
| Proceed from sale of fixed assets | | - | 4,417 |
| (Increase)/decrease in other assets | | (1,325) | (1,695) |
| Payment for investments advances | | (110,471) | - |
| **Net Cash Used in Investing Activities** | | (139,200) | (72,072) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | | |
| Increase/(decrease) in short term loans and factoring liabilities | | 48,940 | (19,488) |
| Proceeds from long term loans | | 417,140 | 64,897 |
| Payment of long term loans | | (443,620) | (188,683) |
| Payment of obligation under capital leases | | (4,928) | (5,284) |
| Increase/(decrease) in other long-term liabilities | | 387 | (3,228) |
| Payment of debt issuance costs | | (4,411) | - |
| Dividend payment to minority shareholders | | (10,000) | - |
| **Net Cash provided by/(used in) Financing Activities** | | 3,508 | (151,786) |
| NET (DECREASE)/INCREASE CASH AND CASH EQUIVALENTS | | (260,527) | 8,142 |
| CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR | 3c,4 | 269,963 | 261,821 |
| CASH AND CASH EQUIVALENTS, END OF YEAR | 3c,4 | 9,436 | 269,963 |
| **Supplemental disclosures of non-cash investing and financing activities:** | | | |
| Reclassification of advances for the purchase of property, plant & equipment to property, plant & equipment | | - | 82,343 |
| Reclassification of construction in progress | | 210,021 | 348,038 |
| Capitalization of amount due to related parties to stock capital | | - | - |

The accompanying Notes to Consolidated Financial Statements form an integral part of these consolidated financial statements.

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 1. GENERAL

### a. PT Pindo Deli Pulp and Paper Mills (the "Company") - the Parent Company

The Company, a limited liability company, was established in Indonesia within the framework of the Domestic Capital Investment Law No. 6 of 1968, as amended by Law No. 12 of 1970, based on the notarial deed of Didi Sudjadi SH No. 75 dated January 31, 1975, which was amended by deeds of the same notary No. 5 dated April 3, 1975, No. 59 dated April 26, 1975, No. 6 dated July 4, 1975, and No. 69 dated February 25, 1976. The deeds of establishment were approved by the Minister of Justice in his decision letter No. Y.A.5/365/16 dated July 27, 1976 and published in Supplement No. 1274 to State Gazette No. 88 on November 2, 1982.

Based on the letter of the Capital Investment Coordination Board ("BKPM") No. 41/V/1992 dated November 3, 1992, the Company changed its status from a domestic investment company ("PMDN") to a foreign investment company ("PMA"). On February 28, 1997, the Company received approval from BKPM No. 06/V/PMDN/1997 to change its status from a PMA to a PMDN company.

The Company's Articles of Association have been amended from time to time. The most recent amendment was effected by notarial deed No. 11 of Fathiah Helmi SH dated October 21, 1998, which was reported to the Minister of Justice dated October 21, 1998. On October 26, 1998, the change was received and recorded through No. C2-21984.HT.01.04.Th98.

In accordance with the notarial deed No. 11 of Fathiah Helmi SH dated October 21, 1998, the Company may engage in industrial, trading, forestry and mining activities. The Company is currently engaged in the manufacture and sale of paper, carton boxes and related products for local and export markets. The Company is domiciled in Jakarta and the Company's plant is located in Karawang, West Java, which started commercial production in 1978.

The Company issued bonds through a public offering and registered "Obligasi Pindo Deli I Tahun 1997" on January 23, 1997 on the Surabaya Stock Exchange. The bonds were issued at a nominal value of Rp200,000,000,000, have a maturity of 5 years, and fixed interest rate of 17.8% per annum, which is paid quarterly, beginning on April 16, 1997 (Note 18).

The Company is controlled by Asia Pulp & Paper Company Ltd. ("APP") through indirect equity investments. APP is the principal shareholder of PT Purinusa Ekapersada, which is the Company's largest shareholder with an ownership interest of 97.57% as of December 31, 2000 (Note 21). The APP group is engaged in the production and sales of pulp, paper and packaging products.

As of December 31, 2000, the boards of commissioners and directors are as follows:

| | |
|---|---|
| President Commissioner | Eka Tjipta Wijaya |
| Commissioner | Yudi Setiawan Lin |
| Commissioner | Rudy Wirianata |
| Commissioner | Samuel Bonsajang |
| Commissioner | Arthur Tahya |
| Commissioner | Supardi Gozali |
| Commissioner | Indra Widjaja |
| President Director | Teguh Ganda Wijaya |
| Vice President Director | Hendra Jaya Kosasih |
| Vice President Director | Suresh Kilam |
| Vice President Director | Ali Alimsyah |
| Director | Huang Wen Hai |
| Director | Fendy Nagasaputra |

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 1. GENERAL (continued)

### b. Subsidiaries

PT Lontar Papyrus Pulp & Paper Industry ("Lontar") is an 80%-owned subsidiary acquired from APP in May 1996, and is engaged in the production and sale of bleached hardwood kraft (BHK) pulp and paper for local and export markets. Lontar was established in Indonesia in 1974 and its plants are located in Tebing Tinggi, Jambi and East Aceh.

On March 31, 2000, Lontar obtained approval from the Head of Capital Market Supervisory Board (BAPEPAM) to conduct a public offering of "Obligasi Lontar Papyrus I Tahun 2000" with total nominal value of Rp1,000,000,000,000 and with fixed and floating interest rates (Note 18). On May 8, 2000, Lontar issued these bonds through a public offering on the Surabaya Stock Exchange.

Pindo Deli Finance Mauritius Limited ("PDFML") is a wholly-owned subsidiary registered and located in Mauritius and has engaged in issuing securities and obtaining financing for the operations of the Company. PDFML was established in August 1997.

As of December 31, 2000, the Company and Lontar had 14,795 employees. PDFML is managed through an agent, Multiconsult Ltd. Accordingly, PDFML employs no staff, except for its directors.

## 2. ECONOMIC CONDITIONS AND GOING CONCERN

Many Asia Pacific countries, including Indonesia, have experienced severe economic difficulties resulting from currency devaluation and a significant slow-down in economic growth in the region, the principal consequences of which have been a lack of liquidity and volatile currency exchange and interest rates. The difficulties have also involved declining prices in shares listed on Indonesian stock exchanges, tightening of available credit and stoppage or postponement of certain construction projects.

The continued adverse economic conditions together with a decreasing trend in international pulp and paper prices have adversely affected the consolidated financial condition and results of operations of the Company and subsidiaries. As a result, the Company and subsidiaries have been unable to make payments, under it's long term loan and bond agreements and have not complied with various covenants in loan agreements and indentures to which they are parties and are therefore unable to borrow additional funds under these agreements (Notes 17 and 18).

APP and its operating subsidiaries, including the Company and Lontar declared a standstill of indebtedness on March 12, 2001. Subsequently, the Company's and Lontar's Rupiah Bond holders demanded that interest be paid or they would pursue legal remedies against the Company and Lontar. The Company and Lontar have paid interest to those Rupiah Bond holders but do not intend to pay principal to the Rupiah Bond holders during the standstill period.

In addition to the Rupiah Bond holders, the Company and Lontar have also paid certain of its trade creditors during the standstill period. Generally, the Company and its subsidiaries have paid their trade creditors under programs where past due payables are gradually reduced in consideration for current shipments.

The Company's and Lontar's international creditors have formed a steering committee representing a substantial portion of APP's creditors and the international creditors of APP's subsidiaries, including the Company and Lontar. There have been several meetings with this steering committee the most recent of which was held November 8, 2001. At the last meeting APP indicated that it would present a plan for restructuring the debts of APP and its subsidiaries including the Company and subsidiaries to the steering committee of the creditors on January 31, 2002.

## 2. ECONOMIC CONDITIONS AND GOING CONCERN (continued)

This debt restructuring is complex as it will involve analysis of a myriad of transactions that span many jurisdictions and laws and therefore may take an extended period to be completed. Up to implementation of the plan for restructuring of the debts of APP Group, the Company and Lontar may not have recognized additional liabilities and penalties, which are not conclusively ascertained at the date of completion of these accounts.

The accompanying consolidated financial statements have been prepared assuming that the Company and Subsidiaries will continue as a going concern. As shown in the financial statements, the Company and Subsidiaries have incurred consolidated losses of US$375,813 for the year ended December 31, 2000. These consolidated losses have significantly weakened the Company's consolidated financial position and its ability to purchase raw materials and meet current operating expenses, and, as of December 31, 2000, the Company's consolidated current liabilities exceeded its consolidated current assets by US$1,460,771. Further, the Company is in violation of certain covenants under its long-term loan and bond agreements with investors, banks and other financial institutions and is therefore unable to borrow additional funds under these agreements. In these circumstances, the investors, banks and other financial institutions have, or may, take action to accelerate the repayment of the outstanding funds.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies adopted by the Company and subsidiaries conform to generally accepted accounting principles in Indonesia ("Indonesian GAAP"). The significant accounting principles were applied consistently in the preparation of the consolidated financial statements for the years ended December 31, 2000 and 1999 and are as follows:

### a. Basis for preparation of consolidated financial statements

The consolidated financial statements, presented in thousands of U.S. Dollars, unless otherwise stated, are prepared on the accrual basis using the historical cost concept, except for certain property, plant & equipment which have been revalued (Note 3h).

Effective January 1, 2000 the consolidated statements of cash flows have been prepared using the direct method as required by Capital Market Supervisory Agency under its decision letter No. Kep-06/PM/2000 on the Amendment of Rule No. VIII.G.7 dated March 13, 2000. Indonesian GAAP allows both the direct and indirect method in presenting a statement of cash flows. For comparative purposes, the consolidated statements of cash flows for the year ended December 31, 1999, that were previously presented using the indirect method, have been re-presented using the direct method.

Effective January 1, 2000, the Company and its subsidiaries adopted Indonesian Statement of Accounting Standard ("PSAK") No. 48 "Impairment of Assets" on a prospective basis. If an asset has potentially decreased in value, PSAK No. 48 requires the Company and its subsidiaries to estimate the recoverable amount of the asset. If the estimated recoverable amount is less than an asset's carrying value, PSAK No. 48 requires the enterprise to recognize an impairment loss (Note 11b).

Effective January 1, 1999, the Company and its subsidiaries adopted Statement of Financial Accounting Standard ("PSAK") No. 1 (1998 revision) "Financial Statements Presentation," which requires the presentation of a Statement of Changes in Equity.

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### a. Basis for preparation of consolidated financial statements (continued)

Effective January 1, 1998, the Company and subsidiaries in Indonesia adopted Statement of Financial Accounting Standard ("PSAK") No. 52, "Reporting Currency". PSAK No. 52 allows Indonesian companies to present their financial statements using a reporting currency other than the Indonesian Rupiah provided that the reporting currency is also the functional currency. The functional currency is the primary currency in economic substance, which is reflected in the operating activities of the Company and subsidiaries.

The Company and subsidiaries' functional currency is the U.S. Dollar as demonstrated by its increasing percentage of sales and loans denominated in U.S. Dollars since 1996. Prior to 1996, the Company and subsidiaries' functional currency was the Indonesian Rupiah.

The Company and subsidiaries believe that the change in their reporting currency from Indonesian Rupiah to the U.S. Dollar enables the Company and subsidiaries' results of operations and financial condition to be measured with greater reliability and relevance.

In 1999, the cumulative translation adjustment amounting to US$3,789, which resulted from the translation of the Company's financial statements for the year ended December 31, 1995, has been adjusted and recorded in the retained earnings account in accordance with the provisions of PSAK No. 52.

### b. Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries with an ownership interest of more than 50%. All significant intercompany balances and transactions have been eliminated on consolidation. Investments with ownership interest of less than 20% are accounted for using the cost method.

Investments by the Company in subsidiaries, representing ownership interests of more than 50% are as follows:

| | Ownership percentage | |
|---|---|---|
| | 2000 | 1999 |
| PT Lontar Papyrus Pulp & Paper Industry | 80% | 80% |
| Pindo Deli Finance Mauritius Limited | 100% | 100% |

Investments by Lontar with ownership interests of less than 20% are as follows:

| | Ownership percentage | |
|---|---|---|
| | 2000 | 1999 |
| PT Dinamika Mustika | 16.6% | - |
| PT Persadamas Langgeng | 16.6% | - |
| PT Sinarindo Pirantimas | 16.6% | - |

### c. Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and in banks, and time deposits with maturities of not more than three months at the time of placement.

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### d. Transactions with related parties

The Company and subsidiaries have transactions with certain parties with which they have related party relationships as defined under PSAK No. 7, related parties.

### e. Allowance for doubtful accounts

An allowance for doubtful accounts is provided based on a review of the status of individual receivable accounts at the end of the year. Uncollectible accounts are written-off.

### f. Inventories

Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to effect sales.

Cost is determined by the weighted average method.

An allowance is recorded, when necessary, to provide for obsolete and slow-moving items and to reduce the carrying value of inventories to their net realizable value.

Advances made for inventories, which have not been received, are recognized as "advances".

### g. Prepaid expenses

Prepaid expenses are charged to expense over the period benefited using the straight-line method.

### h. Property, plant & equipment

Land rights are stated at acquisition cost and are not amortized.

In accordance with Government Regulation No. 45/1986 dated October 2, 1986, as of January 1, 1987, the Company revalued its property, plant & equipment (excluding land rights) acquired prior to September 13, 1986. In 1996, the revaluation increment approved by the tax authorities amounted to Rp5,012,456,681 (equivalent to US$2,172) and was capitalized into share capital.

Property, plant & equipment, other than land rights, are stated at cost or revaluation less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

| | Years |
|---|---|
| Buildings and structures | 20 |
| Machinery and factory equipment | 25 |
| Furniture, fixtures and office equipment | 4 - 8 |
| Transportation equipment | 2 - 5 |

Normal maintenance and repair expenses are charged to income as incurred. Significant renewals and betterments, which increase the value or materially extend the lives of the related assets, are capitalized. When assets are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in consolidated profit or loss for the year.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### h. Property, plant & equipment

Interest charges on borrowings used to finance the construction of the Company's and Lontar's property, plant & equipment are capitalized. Capitalization of interest ceases when the construction is completed and the asset is ready for its intended use.

### i. Construction in progress

Construction in progress is stated at cost, including capitalization of interest expense. Depreciation commences and amounts are reclassified to the appropriate property, plant & equipment account when construction is completed and the asset is ready for its intended use.

### j. Leases

Lease transactions are accounted for under the capital lease method when all of the required capitalization criteria are met, in accordance with PSAK No. 30, as follows:

- The lessee has the option to purchase the leased asset at the end of the lease period at a price agreed at the inception of the lease agreement;
- The sum of periodic lease payments made by the lessee, plus the residual value, will cover the acquisition price of the leased capital goods and the related interest, which become the leasing enterprise's profit (full payout lease); and
- A minimum lease period of 2 years.

Leases that do not meet one of the aforementioned criteria are accounted for under the operating lease method. Property, plant and equipment under capital lease are presented based on the present value of the lease payments at the beginning of the lease term plus any residual value (option price) to be paid at the end of the lease period.

The assets under capital lease are presented as part of property, plant & equipment. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

### k. Derivative Instruments

Gains or losses on foreign exchange contracts resulting from effective hedges are deferred and recognized in the related hedged item. Gains or losses on foreign exchange contracts, which are not effective hedges, are recognized as income or expense in the period in which they occur.

### l. Factoring

Factoring without recourse is recognized as a sale of receivables. Any differences between the amount of receivables transferred and funds received are recognized as a loss from the factoring transaction.

Factoring with recourse is recognized as a factoring liability in the amount of the funds received. Any difference between the amount of receivables transferred and funds received plus retention is recognized as interest expense at the inception of the factoring.

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### m. Negative goodwill

Negative goodwill arising from the acquisition of Lontar (Note 1b) is amortized using the straight-line method, at 5% per annum (20 years).

### n. Revenue and expense recognition

Sales are recognized when title passes to the customer which, with respect to sales in Indonesia, is upon delivery. Export sales are recognized upon loading (FOB shipping point). Sales are net of value added tax.

Expenses and other revenue are recognized when incurred/earned (accrual basis).

### o. Foreign currency transactions and translation

As stated in Note 3a, the Company and subsidiaries maintain their accounting records in U.S. Dollars. Transactions involving non-U.S. Dollar currencies are recorded at the appropriate rates of exchange prevailing at the date the transactions are made.

At balance sheet date, monetary assets and liabilities denominated in currencies other than U.S. Dollars are translated into U.S. Dollars at the exchange rates existing at the balance sheet date. Such rates were as follows (in full U.S. Dollar):

| | 2000 | 1999 |
|---|---|---|
| Rp1,000 | 0.10 | 0.14 |
| DEM1 | 0.47 | 0.51 |
| SEK1 | 0.10 | 0.12 |
| SGD1 | 0.58 | 0.60 |
| ¥1,000 | 8.71 | 9.78 |

Realized and unrealized gains or losses are credited or charged to the current year consolidated statement of profit and loss.

### p. Corporate income tax

Effective January 1, 1999, the Company and Lontar adopted Statement of Financial Accounting Standard ("PSAK") No. 46, "Accounting for Income Taxes", and changed the accounting method for corporate income tax to the deferred tax liability method.

Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences and carry-forward of unused tax losses, to the extent that it is probable that taxable income will be available against which the deductible temporary differences and tax losses can be utilized.

The Company and Lontar maintain separate accounting records in Indonesian Rupiah for corporate income tax purposes.

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### q. Bonds payable

Prior to January 1, 2000, bonds were presented at their nominal value less discount that was amortized using the straight-line method. Debt issuance costs were presented as deferred charges in the balance sheets and they were amortized using the straight-line method over the term of the bonds.

Effective January 1, 2000, based on Bapepam's decision letter No. Kep-06/PM/2000 on the amendment of rules No. VIII.G.7 dated March 13, 2000, the Company has offset unamortized debt issuance costs as of December 31, 2000 against bonds. For comparative purposes, the unamortized debt issuance costs as of December 31, 1999 has been reclassified and offset against bonds.

### r. Earnings per share

Earnings per share are calculated based on the Company's weighted average of issued and paid-up capital during the year.

### s. Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### t. Employee entitlements

On June 20, 2000, the Minister of Manpower issued decree No. Kep-150/Men/2000, on the "Settlement of Labor Dismissal and the Stipulation of Severance Pay, Gratuity and Compensations in Companies" (the "Manpower Decree"). When an employee leaves an employer, the Manpower Decree requires the employer to pay benefits including compensation, gratuity and, in certain circumstances, severance. The Company and Lontar have adopted an accounting policy to record liabilities for compensation and gratuity due to employees in accordance with the Manpower Decree. The Company and Lontar have accrued employee benefits under the Manpower Decree, including all amounts for past service from existing employees, as of December 31, 2000, and recognized a corresponding expense of US$3,867 in the consolidated statement of profit and loss. The Company and Lontar have not recorded liabilities for severance because these amounts cannot be measured reliably. The cost of severance will be recognized as an expense when incurred.

### u. Reclassification

Certain 1999 account balances have been reclassified to conform with the 2000 consolidated financial statements presentation.

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 4. CASH AND CASH EQUIVALENTS

| | 2000 | 1999 |
|---|---|---|
| Cash on hand | 66 | 335 |
| Cash in bank-third parties | | |
| Indonesia Rupiah: | | |
| PT Bank Lippo Tbk. | 24 | 18 |
| PT Bank Mandiri (formerly PT Bank Dagang Negara) | 13 | 6 |
| PT Bank Central Asia Tbk. | 7 | 6 |
| The Hongkong and Shanghai Banking Corporation Ltd. – Indonesian Branch | 7 | 32 |
| PT Bank Negara Indonesia Tbk. | 2 | 9 |
| ABN Amro Bank N.V. – Indonesian Branch | - | 1 |
| Others | 30 | 41 |
| US Dollar: | | |
| ABN Amro Bank N.V. – Indonesian Branch | 791 | 8 |
| Standard Chartered Bank – Indonesian Branch | 78 | 3 |
| The Hongkong and Shanghai Banking Corporation Ltd. – Indonesian Branch | 35 | 70 |
| Bank of America – Indonesian Branch | 9 | 9 |
| Others | 469 | 169 |
| Cash in bank-related parties (Note 25) | | |
| Indonesia Rupiah: | | |
| PT Fuji Bank Internasional Indonesia | 3,048 | 485 |
| PT Bank Internasional Indonesia Tbk. | 1,094 | 254 |
| US Dollar: | | |
| PT Fuji Bank Internasional Indonesia | 2,720 | 118 |
| PT Bank Internasional Indonesia Tbk. | 57 | 828 |
| BII Bank Limited | - | 16 |
| Japanese Yen: | | |
| PT Fuji Bank Internasional Indonesia | 6 | 4 |
| PT Bank Internasional Indonesia Tbk. | 1 | 1 |
| | 8,457 | 2,413 |
| Time deposits: | | |
| Third parties: | | |
| Indonesia Rupiah: | | |
| PT Bank Central Asia Tbk. | 552 | - |
| Standard Chartered Bank – Indonesian Branch | - | 444 |
| US Dollar: | | |
| PT Bank Mandiri (formerly PT Bank Dagang Negara) | - | 11,206 |
| PT Bank Negara Indonesia Tbk. | 310 | 1,982 |
| PT Bank Central Asia Tbk. | 13 | - |
| The Sumitomo Bank, Ltd. | - | 100,000 |
| Commerzbank Aktiengesellschaft | - | 150,000 |
| | 875 | 263,632 |

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 4. CASH AND CASH EQUIVALENTS (continued)

| | 2000 | 1999 |
|---|---|---|
| Related parties (Note 25): | | |
| Indonesia Rupiah: | | |
| PT Bank Internasional Indonesia Tbk. | 104 | 155 |
| PT Fuji Bank International Indonesia | - | 718 |
| US Dollar: | | |
| PT Fuji Bank International Indonesia | - | 2,975 |
| BII Bank Limited | - | 70 |
| | 104 | 3,918 |
| | 9,436 | 269,963 |

Cash and cash equivalents have been placed in Rupiah and U.S. Dollars with annual interest rates as follows:

| | 2000 | 1999 |
|---|---|---|
| US Dollar deposits | 4% - 7% | 4.5% - 6.3% |
| Indonesia Rupiah deposits | 11% - 12% | 8.75% |

As of December 31, 2000, time deposits at PT Bank Central Asia Tbk ("BCA") of US$565 were restricted as a guarantee for letter of credit facility obtained from BCA (Note 13).

As of December 31, 2000, all cash and cash equivalents are used as collateral for certain indebtedness (note 18).

## 5. TIME DEPOSITS

Time deposits are comprised of deposits with maturities of more than three months at the time of placement and are as follows:

| | 2000 | 1999 |
|---|---|---|
| Third parties: | | |
| US Dollar: | | |
| PT Bank Mandiri (formerly PT Bank Bumi Daya) | - | 2,408 |
| Related parties (Note 25): | | |
| Indonesia Rupiah | | |
| BII Bank Limited | - | 599 |
| US Dollar | | |
| PT Fuji Bank International Indonesia | - | 22,441 |
| BII Bank Limited | - | 2,389 |
| | - | 25,429 |
| | - | 27,837 |

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 5. TIME DEPOSITS (continued)

The annual interest rate on time deposits is as follows:

| | 2000 | 1999 |
|---|---|---|
| US Dollar deposits | - | 4.59% - 14% |
| Indonesia Rupiah deposits | - | 8.75% |

## 6. TRADE RECEIVABLES

Trade receivables arise from export and local sales of the Company's and Lontar's products.

Trade receivables consist of:

| | 2000 | 1999 |
|---|---|---|
| Third parties: | | |
| Local | 6,618 | 4,658 |
| Export | 260,988 | 115,532 |
| | 267,606 | 120,190 |
| Less: Allowance for doubtful accounts | (221,769) | (85) |
| | 45,837 | 120,105 |
| Related parties (Note 25): | | |
| Local | 16,244 | 39,218 |
| Export | 127,204 | 99,852 |
| | 143,448 | 139,070 |
| Less: Non current portion | (136,502) | - |
| Current portion of related parties trade receivables | 6,946 | 139,070 |
| | 52,783 | 259,175 |

Included in trade receivables third parties as of December 31, 2000 are trade receivables of US$94,188 (1999: US$ Nil), which were factored to financial institutions (Note 16).

The maturity of the factored receivables ranged from January 2001 to June 2001. The average discount rate for the factoring is 8.00% – 13.00% per annum.

Management believes that the allowance for doubtful accounts is adequate to cover possible losses arising from doubtful trade receivables.

Trade receivables are used as collateral for certain indebtedness (Notes 16 and 18).

Aging details of trade receivables based on invoice date are as follows:

| | 2000 | 1999 |
|---|---|---|
| Up to 1 month | 188,237 | 132,518 |
| > 1 month – 2 months | 20,313 | 28,746 |
| > 2 months – 3 months | 6,402 | 32,476 |
| > 3 months | 196,102 | 65,520 |
| | 411,054 | 259,260 |

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 6. TRADE RECEIVABLES (continued)

During the years ended December 31, 2000 and 1999, the Company factored the following balances of receivables to:

| | 2000 | 1999 |
|---|---|---|
| Third parties | 37,291 | 63,575 |
| Related parties (Note 25) | 130,947 | 81,642 |
| | 168,238 | 145,217 |

## 7. DUE FROM RELATED PARTIES

Due from related parties (current portion) is mostly comprised of an advance to PT Wirakarya Sakti ("WKS"), who supplies Lontar with wood for pulp production in accordance with the pulpwood purchase agreement between WKS and Lontar dated January 27, 1995 (Note 25).

Due from related party (non-current portion) relates to advances made to WKS in accordance with the pulpwood purchase agreement referred to above. In accordance with the agreement Lontar is required to provide WKS with adequate funds to allow WKS to undertake the reforestation and plantation development program and to ensure the continuity of Lontar's future wood requirement for pulp production. These financing advances will be offset against future purchases of wood from WKS, and accordingly have been classified as non-current.

Due from related parties consists of (Note 25):

| | 2000 | 1999 |
|---|---|---|
| PT Wirakarya Sakti | 74,679 | 24,126 |
| PT Indah Kiat Pulp & Paper Tbk. | 353 | 310 |
| PT Pabrik Kertas Tjiwi Kimia Tbk. | 187 | - |
| Others | 27 | 19 |
| Total | 75,246 | 24,455 |
| Less : Non current portion | (64,664) | - |
| Current portion of due from related parties | 10,582 | 24,455 |

Management believes that an allowance for doubtful accounts is not necessary, since all amounts due from related parties are collectible.

As of December 31, 2000, due from related parties are used as collateral for certain indebtedness (Note 18).

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 8. INVENTORIES

Inventories consist of:

| | 2000 | 1999 |
|---|---|---|
| Finished goods | 83,815 | 84,452 |
| Work in process | 20,975 | 31,242 |
| Raw materials | 77,901 | 70,507 |
| Factory supplies and spare parts | 30,245 | 25,388 |
| | 212,936 | 211,589 |
| Allowance | (6,539) | - |
| | 206,397 | 211,589 |

Inventories are used as collateral for certain indebtedness (see Notes 13 and 18).

As of December 31, 2000, the Company and Lontar have insured inventories against any accidents arising from the same event in any one location for a total maximum coverage amount of US$200,000. Management believes that the sum insured is adequate to cover the possibility of loss.

## 9. ADVANCES

Advances represent advance payments to local and foreign suppliers for purchases of raw materials, spare parts and freight, and payment to third party vendors on behalf of PT Pelayaran Utama Karya Maju (a related party) for the purchase of sea transportation equipment and services, which is offset against future transportation charges from PT Pelayaran Utama Karya Maju to Lontar.

As of December 31, 2000, all advances are used as collateral for certain indebtedness (Note 18).

## 10. INVESTMENTS

Investments consist of:

| | 2000 | 1999 |
|---|---|---|
| PT Dinamika Mustika | 21 | - |
| PT Persadamas Langgeng | 11 | - |
| PT Sinarindo Pirantimas | 11 | - |
| | 43 | - |

On December 11, 2000, Lontar entered into a share subscription agreement with PT Dinamika Mustika, PT Persadamas Langgeng and PT Sinarindo Pirantimas ("the three related companies") to acquire shares in the three related companies representing 16.6% of their enlarged capital. The aggregate consideration paid by Lontar for the shares in the three related companies was Rp400 million (US$43). Refer to Notes 12, 25 and 31b.

As of December 31, 2000, all investments are used as collateral for certain indebtedness (Note 18).

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 11. PROPERTY, PLANT & EQUIPMENT

### a. Changes in property, plant & equipment are as follows:

| | Balance as of Jan. 1, 2000 | Additions | Deductions | Reclassifications | Balance as of Dec. 31, 2000 |
|---|---|---|---|---|---|
| **2000 Movements:** | | | | | |
| At cost/revaluation | | | | | |
| Land rights | 52,944 | 13 | - | 83,567 | 136,524 |
| Buildings and structures | 241,524 | 229 | - | 8,481 | 250,234 |
| Machinery and factory equipment | 1,483,900 | 19,531 | - | 129,135 | 1,632,566 |
| Furniture, fixtures and office equipment | 33,043 | 9,402 | (3) | (1,154) | 41,288 |
| Transportation equipment | 6,243 | 304 | (30) | 359 | 6,876 |
| Machinery under capital leases | 24,076 | 538 | - | (12,292) | 12,322 |
| Transportation equipment under capital leases | 359 | 242 | - | (359) | 242 |
| Construction in progress | 274,429 | 26,223 | (697) | (210,021) | 89,934 |
| Total | 2,116,518 | 56,482 | (730) | (2,284) | 2,169,986 |
| Accumulated depreciation | | | | | |
| Buildings and structures | (44,365) | (12,213) | - | - | (56,578) |
| Machinery and factory equipment | (212,032) | (62,588) | - | (1,664) | (276,284) |
| Furniture, fixtures and office equipment | (26,151) | (5,509) | 2 | 2,375 | (29,283) |
| Transportation equipment | (5,349) | (429) | 24 | (351) | (6,105) |
| Machinery under capital leases | (2,760) | (964) | - | 1,573 | (2,151) |
| Transportation equipment under capital leases | (284) | (82) | - | 351 | (15) |
| Total | (290,941) | (81,785) | 26 | 2,284 | (370,416) |
| Net book value | 1,825,577 | | | | 1,799,570 |

| | Balance as of Jan. 1, 1999 | Additions | Deductions | Reclassifications | Balance as of Dec. 31, 1999 |
|---|---|---|---|---|---|
| **1999 Movements:** | | | | | |
| At cost/revaluation | | | | | |
| Land rights | 52,153 | 791 | - | - | 52,944 |
| Buildings and structures | 234,545 | 259 | (630) | 7,350 | 241,524 |
| Machinery and factory equipment | 1,126,362 | 16,939 | (29) | 340,628 | 1,483,900 |
| Furniture, fixtures and office equipment | 28,783 | 4,205 | (5) | 60 | 33,043 |
| Transportation equipment | 6,197 | 81 | (35) | - | 6,243 |
| Machinery under capital leases | 24,076 | - | - | - | 24,076 |
| Transportation equipment under capital leases | 359 | - | - | - | 359 |
| Construction in progress | 488,173 | 135,783 | (1,489) | (348,038) | 274,429 |
| Total | 1,960,648 | 158,058 | (2,188) | - | 2,116,518 |
| Accumulated depreciation | | | | | |
| Buildings and structures | (31,946) | (12,441) | 22 | - | (44,365) |
| Machinery and factory equipment | (155,339) | (56,697) | 4 | - | (212,032) |
| Furniture, fixtures and office equipment | (20,343) | (5,809) | 1 | - | (26,151) |
| Transportation equipment | (4,771) | (613) | 35 | - | (5,349) |
| Machinery under capital leases | (2,356) | (404) | - | - | (2,760) |
| Transportation equipment under capital leases | (212) | (72) | - | - | (284) |
| Total | (214,967) | (76,036) | 62 | - | (290,941) |
| Net book value | 1,745,681 | | | | 1,825,577 |

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 11. PROPERTY, PLANT & EQUIPMENT (continued)

**b. Additional information relating to property, plant & equipment are as follows:**

| | 2000 | 1999 |
|---|---|---|
| Depreciation of property, plant & equipment charged to production cost and operating expenses | 81,785 | 76,036 |
| Capitalization of interest costs to property, plant & equipment | 10,324 | 28,042 |

Details of construction in progress are as follows:

| | 2000 | 1999 |
|---|---|---|
| Cast Coat Project | 40,590 | 118,203 |
| Caustic Soda Project | 44,172 | 35,718 |
| Pulp machine modification | 2,401 | 6,219 |
| Addition and modification of paper machine at Pindo I | 1,241 | 14,939 |
| Tissue project | - | 13,863 |
| Others | 1,530 | 85,487 |
| | 89,934 | 274,429 |

Property, plant and equipment are used as collateral for certain indebtedness (Notes 17 and 18).

As of December 31, 2000, the Company and subsidiaries have insured their property, plant and equipment (excluding land rights) against physical loss/damage for a total coverage maximum amount of US$2,141,058. Management believes that the sum insured is adequate to cover the possibility of loss.

As of December 31, 2000, indicators of impairment exist that the Company's property, plant and equipment may be impaired. However, due to the lack of cash flows projections or information on the recoverable amounts of property, plant and equipment as required by PSAK No. 48, the Company is not able to quantify the amount. Accordingly, no impairment loss was deducted from the Company's property, plant and equipment as of December 31, 2000.

## 12. INVESTMENT ADVANCES

| | 2000 | 1999 |
|---|---|---|
| PT Dinamika Mustika | 32,144 | - |
| PT Persadamas Langgeng | 27,733 | - |
| PT Sinarindo Pirantimas | 50,594 | - |
| | 110,471 | - |

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 12. INVESTMENT ADVANCES (continued)

On May 22, 2000, the Company entered into an agreement with PT Kencana Jagadraya, a company wholly owned by the Company's controlling shareholders, setting forth the mutual understanding that the Company will acquire from PT Kencana Jagadraya all of the shares owned by PT Kencana Jagadraya in PT Dinamika Mustika, PT Persadamas Langgeng and PT Sinarindo Pirantimas ("three related companies").

On December 11, 2000, Lontar paid an advance of US$9,372 to the three related companies for future share subscriptions in the three related companies. On December 12, 2000, the Company paid advances of US$101,099 to the three related companies for future share subscriptions in the three related companies. Refer to Notes 10, 25 and 31b.

The three related companies and their subsidiaries collectively own approximately 1,760 hectares of land adjacent to the Company's plant in Karawang, West Java. The value of the land has been appraised by an independent Indonesian appraisal firm based on the Land Development Approach at Rp1,866,125,990,000 (US$194,489 with exchange rate as of December 31, 2000 of Rp9,595/US$).

As of December 31, 2000, all investment advances were used as collateral for certain indebtedness (Note 18).

## 13. SHORT-TERM LOANS

### a. Short-term loans consist of:

| | 2000 | 1999 |
|---|---|---|
| Third parties: | | |
| US Dollar | | |
| PT Bank Sumitomo Mitsui Indonesia | 1,600 | 1,600 |
| PT Sanwa Indonesia Bank | 154 | 4,216 |
| PT Bank Credit Lyonnais Indonesia | 35 | - |
| Indonesia Rupiah | | |
| PT Bank Central Asia Tbk. | 2,615 | - |
| PT Artamedia Bank | 313 | 423 |
| Related parties (Note 25): | | |
| Foreign currencies | | |
| PT Fuji Bank International Indonesia | 27,098 | 23,987 |
| PT Bank Internasional Indonesia Tbk. | - | 20,167 |
| | 31,815 | 50,393 |

Interest rates per annum were as follows:

| | 2000 | 1999 |
|---|---|---|
| U.S. Dollar | 6.2% – 9.52% | 7.00% - 8.68% |
| Euro | 4.78% - 6.38% | - |
| Indonesia Rupiah | 16.00% - 18.75% | 24.00% |

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 13. SHORT-TERM LOANS (continued)

### b. Additional information on short-term loans

**PT Bank Sumitomo Mitsui Indonesia**

On June 26, 1997, the Company obtained a revolving credit facility from PT Bank Sumitomo Mitsui Indonesia with a maximum amount of US$1,600. This facility is unsecured. The outstanding principal as of December 31, 2000 and 1999 are US$1,600.

**PT Sanwa Indonesia Bank**

On December 15, 1995, the Company obtained a revolving credit facility from Sanwa Indonesia Bank with a maximum amount of US$5,000. This facility is secured by imported inventories. The outstanding principal as of December 31, 2000 and 1999 are US$154 and US$4,216, respectively.

**PT Bank Credit Lyonnais Indonesia**

On April 5, 2000, the Company and PT Bank Credit Lyonnais Indonesia entered into a short-term loan agreement with a maximum amount of US$10,000. This loan is secured by a corporate guarantee from APP. The outstanding principal as of December 31, 2000 is US$35.

**PT Bank Central Asia**

On October 17, 2000 the Company and Lontar obtained letter of credit facilities from BCA with maximum amounts of US$4,200 and US$1,730, respectively. The facility is guaranteed with cash deposits amounting to 20% of total outstanding facility. The outstanding principals as of December 31, 2000 are US$1,871 and US$744 for the Company and Lontar, respectively.

**PT Artamedia Bank**

Lontar received a working capital facility from PT Artamedia Bank with a maximum amount of Rp3,000,000,000 that incurs interest at Bank Indonesia's secured interest rate plus 4.00% per annum. This facility is guaranteed by PT Purinusa Ekapersada, a related party. As of December 31, 2000 and 1999 the facility was fully utilized.

**PT Fuji Bank International Indonesia**

On November 1, 1994, the Company obtained revolving letter of credit facilities from PT Fuji Bank International Indonesia with a maximum amount of US$40,000. This facility was recently amended on July 31, 2000. This facility was secured by imported inventory and a corporate guarantee from APP. The outstanding principal as of December 31, 2000 and 1999 amounts to US$20,562 and US$23,987, respectively.

On July 31, 2000, Lontar obtained a revolving letter of credit facility from PT Fuji Bank International Indonesia with a maximum amount equivalent to US$10,000. This facility is secured by imported inventory and a corporate guarantee from APP, a related party. The outstanding principal as of December 31, 2000 amounted to US$5,631, EURO572,586 (US$534), JPY83,257,816 (US$333) and DEM80,000 (US$38).

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 13. SHORT-TERM LOANS (continued)

### b. Additional information on short-term loans (continued)

**PT Bank Internasional Indonesia Tbk.**

On July 19, 1999, the Company obtained a letter of credit facility from PT Bank Internasional Indonesia Tbk. ("BII") with a maximum amount of US$100,000. This facility is secured by imported inventory. The outstanding principal as of December 31, 2000 and 1999 amount to US$ Nil and US$19,919.

Lontar also obtained an import and overdraft facility with a maximum amount of US$5,000. This facility is guaranteed by Japan Export and Import (a non-bank financial institution). This facility incurs annual interest at 2% above SIBOR. Outstanding balance as of December 31, 2000 and 1999 amounted to US$ Nil and US$248, respectively.

## 14. TRADE PAYABLES

Trade payables due to suppliers for the purchase of raw materials, spare parts and factory supplies consist of:

| | 2000 | 1999 |
|---|---|---|
| Third parties | | |
| Local | 31,403 | 23,915 |
| Import | 26,760 | 17,588 |
| | 58,163 | 41,503 |
| Related parties (Note 25) | | |
| Local | 40,792 | 36,239 |
| Import | 1,999 | 1,785 |
| | 42,791 | 38,024 |
| | 100,954 | 79,527 |

## 15. TAXATION

### a. Prepaid taxes consist of:

| | 2000 | 1999 |
|---|---|---|
| Income Tax: | | |
| Article 22 | 596 | 327 |
| Article 23 | 27 | 85 |
| Fiscal tax | 106 | 108 |
| Value Added Tax | 735 | 1,612 |
| | 1,464 | 2,132 |

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 15. TAXATION (continued)

### b. *Taxes payable consist of:*

| | 2000 | 1999 |
|---|---|---|
| Income tax: | | |
| Article 21 | 576 | 686 |
| Article 22 | 17 | 27 |
| Article 23 | 86 | 270 |
| Value added tax | 482 | 591 |
| | 1,161 | 1,574 |

### c. Corporate Income Tax

Corporate income tax consists of:

| | 2000 | 1999 |
|---|---|---|
| Current | - | - |
| Deferred tax benefit/(expense) | 1,516 | (21,262) |
| | 1,516 | (21,262) |

In accordance with Indonesian tax laws, the corporate income tax of the Company and Lontar is computed separately for each company as a separate legal entity. As discussed in Note 3p, corporate income tax of the Company and Lontar are computed on the basis of Rupiah financial data, as follows:

PT Pindo Deli Pulp and Paper Mills:

| | 2000 Rp. Million | 1999 Rp. Million |
|---|---|---|
| (Loss)/profit before income tax | (4,492,620) | 227,256 |
| Fiscal corrections: | | |
| Temporary differences: | | |
| Allowance for doubtful accounts | 985,747 | - |
| Provision for gratuity | 21,855 | - |
| Allowance for inventory | 54,187 | - |
| Depreciation | (285,320) | (256,360) |
| Leasing instalments | (40,635) | (48,575) |
| | 735,834 | (304,935) |
| Permanent differences: | | |
| Interest income and expenses | (9,482) | 1,446 |
| Dividend income | (375,800) | - |
| Loss on income tax basis | (4,142,068) | (76,233) |
| Losses carry-forward: | | |
| 1997 | (346,823) | (346,823) |
| 1998 | (844,440) | (898,706) |
| 1999 | (76,233) | - |

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 15. TAXATION (continued)

### c. Corporate Income Tax (continued)

PT Pindo Deli Pulp and Paper Mills: (continued)

| | 2000 | 1999 |
|---|---|---|
| | Rp. Million | Rp. Million |
| Tax assessment – 1998 | - | 54,266 |
| Tax assessment – 1999 | 22,200 | - |
| Accumulated loss on income tax basis | (5,387,364) | (1,267,496) |
| Income tax expense | Nil | Nil |

The 1999 reconciliation has been reported in the Company's corporate income tax returns.

Subsidiary – Lontar:

| | 2000 | 1999 |
|---|---|---|
| | Rp. Million | Rp. Million |
| (Loss)/profit before corporate income tax | (988,740) | 439,426 |
| Fiscal corrections: | | |
| Temporary differences: | | |
| Depreciation | (331,920) | (446,035) |
| Allowance for doubtful accounts | 1,142,129 | - |
| Provision for gratuity | 15,245 | - |
| Total temporary differences | 825,454 | (446,035) |
| Permanent differences: | | |
| Interest expense | 8,446 | 12,348 |
| Interest income | (6,709) | (6,712) |
| Other | (159) | 20 |
| Total permanent differences | 1,578 | 5,656 |
| Taxable (losses)/income | (161,708) | (953) |
| Accumulated loss carry forwards | | |
| 1997 | (125,804) | (126,218) |
| Tax assessment – 1999 | 2,191 | - |
| Tax assessment – 1998 | - | 1,367 |
| Accumulated loss on income tax basis | (285,321) | (125,804) |
| Income tax expense | Nil | Nil |

The 1999 reconciliation has been reported in Lontar's corporate income tax returns.

Subsidiary – PDFML:

In Mauritius, PDFML is classified as an offshore company, which is governed by the Mauritius Companies Act 1984 and the Mauritius Offshore Business Activities Act 1992. Offshore companies, in relation to which an offshore certificate has been operative before July 1, 1998, can elect to pay tax on their income at a specified rate between 0% and 35%. PDFML has chosen 0% as its elected rate. Mauritius currently has no taxation in the nature of a withholding tax applicable to PDFML, as an offshore company, no capital tax (other than on sales of immovable property) and no estate duty, inheritance tax or gift tax.

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 15. TAXATION (continued)

### c. Corporate Income Tax (continued)

Under current Indonesian tax regulations, tax losses may be carried forward for a period of five years. Companies in Indonesia are generally subject to progressive tax rates up to a maximum of 30%.

Under the Indonesian taxation laws; the Company and Lontar submit tax returns on the basis of self-assessment. The tax authorities may assess or amend tax returns within 10 years after the date when the tax was payable (5 years for taxes prior to 1995).

The Company and Lontar's corporate income taxes have been audited by the General Director of Taxation through 2000. The Company has received Surat Ketetapan Pajak Lebih Bayar ("SKPLB") from the Directorate General of Taxation for 1999 No. 00096/406/99/052/00 dated November 9, 2000 in respect of tax refunds amounting to Rp2,796,681,174. The tax audit for 2000 has not yet been finalized.

Lontar has received an SKPLB from the Directorate General of Taxation for the 1999 No. 00027/406/99/331/01 dated May 9, 2001 in respect of tax refunds amounting to Rp502,234,050.

### d. Deferred Tax

Deferred tax assets and liabilities consist of:

| | 2000 | 1999 |
|---|---|---|
| Deferred tax assets | | |
| Tax losses carried forward | 177,364 | 58,872 |
| Capitalization of loss on foreign exchange | 39,361 | 66,547 |
| Allowance for doubtful accounts | 66,531 | - |
| Provision for slow moving inventory | 1,694 | - |
| Provision for gratuity | 1,160 | - |
| Depreciation of property, plant & equipment | 2,491 | - |
| Other | - | 4,843 |
| Total deferred tax assets | 288,601 | 130,262 |
| Valuation allowance | (288,601) | (98,064) |
| Total deferred tax assets – net | - | 32,198 |
| Deferred tax liabilities | | |
| Depreciation of property, plant & equipment | (45,570) | (79,284) |
| Deferred tax liabilities – net | (45,570) | (47,086) |

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 15. TAXATION (continued)

### d. *Deferred Tax (continued)*

Deferred tax assets and liabilities consist of:

| | 2000 | 1999 |
|---|---|---|
| Expected tax (benefit)/expense at statutory tax rate | 113,062 | 9,797 |
| Effect of permanent differences between tax and financial accounting | 13,501 | (1,804) |
| Effect of re-measurement | 58,320 | (37,966) |
| Effect of tax assessments | (764) | (1,915) |
| Effect of exchange rate changes on beginning deferred tax balances | 11,853 | (3,365) |
| (Increase)/decrease in valuation allowance | (216,036) | 21,564 |
| Others | 21,580 | (7,573) |
| | 1,516 | (21,262) |

Based on the Company's estimates, management believes that it is probable that the Company and Lontar will not realize the deferred tax assets. Accordingly, a valuation allowance of US$288,601 has been established as of December 31, 2000.

## 16. FACTORING LIABILITIES

### a. Factoring liabilities consist of:

| | 2000 | 1999 |
|---|---|---|
| Third parties | | |
| US Dollar | | |
| PT Bank Mandiri (Persero) | 11,135 | - |
| ABN Amro Bank N.V.- Indonesian Branch | 9,662 | - |
| PT Bank CIC Internasional Tbk. | 5,094 | - |
| PT Sanwa Indonesia Bank | 4,761 | - |
| Bank Credit Lyonnais Indonesia | 1,357 | - |
| Related parties (Note 25): | | |
| PT Fuji Bank International Indonesia | | |
| US Dollar | 62,179 | - |
| | 94,188 | - |
| Retention | (26,671) | - |
| Net factoring liabilities | 67,517 | - |

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 16. FACTORING LIABILITIES (continued)

**b. Additional information on factoring liabilities:**

**PT Bank Mandiri (Persero)**

On September 7, 2000, the Company and Lontar obtained discounted export bill facilities with rights of recourse from PT Bank Mandiri (Persero). The maximum facilities amounted to US$21,500 for the Company and US$22,500 for Lontar and the discount rate is the prime lending rate of Bank Ekspor Indonesia (BEI) plus 2% per annum. The facility is guaranteed by the share capital of PT Purinusa Ekapersada, the Company's shareholder, and time deposits placed at Bank Mandiri (Persero). The outstanding principal as of December 31, 2000 is US$3,258, net of retention of US$2,753 for the Company and US$3,295, net of retention of US$1,829 for Lontar.

**ABN Amro Bank N.V. – Indonesian Branch**

On November 9, 1999, the Company obtained discounted export bill facilities with rights of recourse from ABN Amro Bank N.V. – Indonesian Branch. The maximum facility amounted to US$10,000 and the discount rate is 12% - 13% per annum. The facility is secured by a corporate guarantee from APP, a related party. The outstanding principal as of December 31, 2000 is US$9,662.

**PT Bank CIC International Tbk.**

On July 14, 2000, the Company and Lontar obtained discounted export bill facilities with rights of recourse from PT Bank CIC Internasional Tbk. The maximum facilities amounted to US$15,000 for the Company and US$5,000 for Lontar and the discount rate on the facilities is LIBOR plus 3% per annum. The facility is guaranteed by trade receivables. The outstanding principal as of December 31, 2000 is US$1,043 for the Company and US$4,051 for Lontar.

**PT Sanwa Indonesia Bank**

On March 15, 2000, the Company obtained discounted export bill facilities with rights of recourse from PT. Sanwa Indonesia Bank. The maximum facility amounted to US$5,000 and the discount rate is SIBOR plus 3% per annum. The facility is unsecured. The outstanding principal as of December 31, 2000 is US$4,761.

**Bank Credit Lyonnais Indonesia**

On April 5, 2000 the Company obtained discounted export bill facilities with rights of recourse from Bank Credit Lyonnais Indonesia. The maximum facility amounted to US$10,000 and the discount rate on the facility is Bank Credit Lyonnais Indonesia's cost of funds plus 2% per annum. The facility is secured by a corporate guarantee from APP and assignment of future receivable. The outstanding principal as of December 31, 2000 is US$1,357.

**PT Fuji Bank Internasional Indonesia**

On September 26, 2000, together with other APP Indonesian subsidiaries, which are PT Indah Kiat Pulp and Paper Tbk. and PT Pabrik Kertas Tjiwi Kimia Tbk., the Company and Lontar obtained discounted export bill facilities with rights of recourse from PT Fuji Bank Internasional Indonesia. The aggregate maximum facility amounted to US$70,000 and the discount rate on the facility is SIBOR plus 5% or PT Fuji Bank Internasional Indonesia's cost of fund plus 5% per annum. The facility is guaranteed with time deposits, which represent 35% of the outstanding facility. The outstanding principal as of December 31, 2000 is US$23,851, net of retention of US$12,843 for the Company and US$16,239, net of retention of US$9,246 for Lontar.

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 17. LONG-TERM LOANS

### a. Long-term loans consist of:

| | 2000 | 1999 |
|---|---|---|
| Third parties: | | |
| Nissho Iwai International Singapore Pte. Ltd. | 60,027 | 81,106 |
| Mitsubishi Corporation | 49,640 | 68,722 |
| Schoellerbank Aktiengesellschaft | 32,527 | 41,972 |
| ABN Amro Bank NV | 29,132 | 34,158 |
| National Westminster Bank Plc. | 21,864 | 26,674 |
| IKB Deutsche Industriebank Aktiengesellschaft | 9,065 | 11,539 |
| Export Development Corporation | 8,407 | - |
| Creditanstalt-Bankverein | 4,754 | 5,170 |
| Bayerische Vereinsbank AG | 3,423 | 4,452 |
| Bayerische Hypo- und Vereinsbank Aktiengesellschaft | 3,399 | - |
| Commerzbank Aktiengesellschaft | 2,056 | 2,742 |
| Leonia Corporation Bank Plc. | 1,570 | - |
| Credit Lyonnais France Bankfilial | 1,316 | 1,974 |
| Kanematsu Corporation | 333 | - |
| PT Bank Central Asia Tbk. | 149 | - |
| Related parties; (Note 25) | | |
| APP International Finance Company B.V.; net of notes issuance costs | 188,701 | 287,149 |
| PT Bank Internasional Indonesia Tbk. | 138,929 | - |
| Total | 555,292 | 565,658 |
| Less: Current portion | (555,292) | (147,418) |
| Long-term portion | - | 418,240 |

### b. Additional information on long-term loans

**Nissho Iwai International (Singapore) Pte. Ltd.**

On March 10, 1997, the Company entered into a loan agreement with Nissho Iwai International (Singapore) Pte. Ltd. with a maximum credit facility of ¥1,687,760,000. This facility, which incurs interest at 2% above the London InterBank Offered Rate ("LIBOR") per annum, is repayable in 13 semi-annual instalments and is guaranteed by APP, a related party, and with a right to fiduciary transfer of equipment. The outstanding principal as of December 31, 2000 and 1999 amounted to ¥1,167,125,192 (US$10,165) and ¥1,424,279,616 (US$13,936), respectively.

On July 21, 1997, the Company entered into a loan agreement with Nissho Iwai International (Singapore) Pte. Ltd. with a maximum credit facility of ¥7,446,425,000. This facility, which incurs interest at 2% above LIBOR per annum, is repayable in 13 semi-annual instalments and is guaranteed by APP, a related party, and with a right to fiduciary transfer of equipment. The outstanding principal as of December 31, 2000 and 1999 amounted to ¥5,724,612,692 (US$49,862) and ¥6,864,766,077 (US$67,170), respectively.

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 17. LONG-TERM LOANS (continued)

### b. Additional information on long-term loans (continued)

**Mitsubishi Corporation**

On May 14, 1996, the Company obtained an agreement for the purchase of paper machines PM8 and PM9 with Mitsubishi Corporation. The Company is financing such asset purchase through a facility with Mitsubishi Corporation. The facility, with a maximum amount of ¥10,593,829,037, is repayable in 16 semi-annual instalments with the first instalment due on March 31, 1997 for paper machine PM8 and September 30, 1997 for paper machine PM9. The facility incurs interest at 4.3% to 4.5% per annum. As of December 31, 2000 and 1999, the outstanding principal amounted to ¥5,699,181,839 (US$49,640) and ¥7,023,410,161 (US$68,722), respectively.

**Schoellerbank Aktiengesellschaft**

On November 13, 1996, the Company obtained a loan facility from Schoellerbank Aktiengesellschaft amounting to DEM52,690,000 which incurs interest at LIBOR plus 1.25% per annum. The facility is repayable in 16 semi-annual instalments, with the first instalment due on May 31, 1998. This facility is guaranteed by APP, a related party. As of December 31, 2000 and 1999 the outstanding principal amounted to DEM32,929,916 (US$15,639) and DEM39,515,366 (US$20,339), respectively.

On December 17, 1996, Lontar obtained a loan facility agreement with Schoellerbank Aktiengesellschaft amounting to DEM51,730,000, which incurs interest at LIBOR plus 1.25% per annum, payable in 16 semi-annual equal instalments, with the first instalment due on August 31, 1998. This loan is guaranteed by APP, a related party. As of December 31, 2000 and 1999, the outstanding principal amounted to DEM35,561,955 (US$16,888) and DEM42,027,765 (US$21,633), respectively.

**ABN AMRO Bank N.V.**

On October 8, 1996, the Company obtained a loan facility from ABN AMRO Bank (Deutschland) AG to finance the purchase of equipment related to paper machines PM8 and PM9 amounting to US$26,498 which incurs interest at LIBOR plus 1.3% per annum. The facility is repayable in 20 semi-annual instalments, with the first instalment due on March 30, 1998 for paper machine PM8 and May 31, 1998 for paper machine PM9. This facility is guaranteed by APP, a related party. As of December 31, 2000 and 1999, the outstanding principal amounted to US$16,639 and US$19,016, respectively.

On October 8, 1996, the Company obtained a loan facility from ABN AMRO Bank Stockholm (Sweden) to finance the purchase of equipment related to paper machines PM8 and PM9 amounting to US$8,730 and incurs interest at LIBOR plus 0.85% per annum. The facility is repayable in 20 semi-annual instalments, with the first instalment due on March 30, 1998 for paper machine PM8 and May 29, 1998 for paper machine PM9. This facility is guaranteed by APP, a related party. As of December 31, 2000 and 1999, the outstanding principal amounted to US$6,111 and US$6,984, respectively.

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 17. LONG-TERM LOANS (continued)

### b. Additional information on long-term loans (continued)

**ABN AMRO Bank N.V. (continued)**

On October 8, 1996 and March 13, 1997, the Company obtained loan facilities from ABN AMRO Bank Stockholm (Sweden) to finance the purchase of equipment related to paper machines PM8, PM9 and PM11 with maximum facilities amounting to US$1,650, US$1,600 and US$2,295, respectively. These facilities incur interest at LIBOR plus 0.85% per annum. The facilities are repayable in 20 semi-annual instalments for paper machines PM8 and PM9 with the first instalment due on March 31, 1998 and May 29, 1998, respectively, and 10 semi-annual payments for paper machine PM11 with the first instalment due on January 15, 1998. This facility is guaranteed by APP, a related party. As of December 31, 2000 and 1999, the total outstanding principal amounted to US$2,624 and US$3,327, respectively.

On February 1997, the Company obtained a loan facility from ABN AMRO Bank (Chicago) amounting to US$9,199, which incurs interest at LIBOR plus 0.375% per annum. The facility is repayable in 14 semi-annual instalments, with the first instalment due on October 15, 1997. This facility is guaranteed by APP, a related party. As of December 31, 2000 and 1999 the outstanding principal amounted to US$3,758 and US$4,831, respectively.

**National Westminster Bank Plc.**

On March 2, 1998, the Company obtained a syndicated loan facility from National Westminster Bank Plc. to finance the purchase of paper machines with a maximum facility amounting to US$19,550 and DEM17,341,794 which incurs interest at 6.42% per annum for loans denominated in U.S Dollars and 5.59% per annum for loans denominated in Deutsche Marks. These loans will be repaid in 16 semi-annual instalments with the first payment due on May 14, 1999 and November 16, 1998, respectively. This facility is guaranteed by APP, a related party. As of December 31, 2000, the outstanding principal amounted to US$13,441 and DEM1,602,724 (US$761), respectively, and as of December 31, 1999 amounted to US$15,884 and DEM1,894,129 (US$975), respectively.

On November 2, 1998, the Company obtained a syndicated loan facility from National Westminster Bank Plc. to finance the purchase of paper machines with a maximum facility amounting to DEM20,533,960 which incurs interest at 4.78% per annum. These loans will be repaid in 14 semi-annual instalments with the first payment due on November 15, 1999. This facility is guaranteed by APP, a related party. As of December 31, 2000 and 1999, the outstanding principal amounted to DEM16,133,826 (US$7,662) and DEM19,067,249 (US$9,815), respectively.

**IKB Deutsche Industriebank Aktiengesellschaft**

In June 1997, the Company obtained loan facilities from IKB Deutsche Industriebank Aktiengesellschaft amounting to DEM4,798,250 and DEM15,019,500 which incurs interest at the Frankfurt InterBank Offered Rate ("FIBOR") plus 0.65% per annum and FIBOR plus 0.75% per annum, respectively. The facilities are repayable in 10 and 16 semi-annual installments, respectively, with the first payment due on August 31, 1998 and June 30, 1999, respectively. As of December 31, 2000 the outstanding principal amounted to DEM2,399,125 (US$1,140) and DEM11,264,625 (US$5,351), respectively, and as of December 31, 1999 amounted to DEM3,358,775 (US$1,729) and DEM12,203,344 (US$6,281), respectively.

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 17. LONG-TERM LOANS (continued)

### b. Additional information on long-term loans (continued)

**IKB Deutsche Industriebank Aktiengesellschaft (continued)**

In October 1997, the Company obtained a loan facility from IKB Deutsche Industriebank Aktiengesellschaft amounting to DEM2,286,500 which incurs interest at FIBOR plus 0.65% per annum. The facility is repayable in 10 semi-annual instalments with the first payment due on February 15, 1999. As of December 31, 2000 and 1999, the outstanding principal amounted to DEM1,371,900 (US$652) and DEM1,829,200 (US$942), respectively.

In December 1997, the Company obtained a loan facility from IKB Deutsche Industriebank Aktiengesellschaft amounting to DEM3,319,250 which incurs interest at FIBOR plus 0.65% per annum. The facility is repayable in 10 semi-annual instalments with the first payment due on September 30, 1999. As of December 31, 2000 and 1999, the outstanding principal amounted to DEM1,991,550 (US$946) and DEM2,655,400 (US$1,367), respectively.

In January 1999, the Company obtained a loan facility from IKB Deutsche Industriebank Aktiengesellschaft amounting to DEM2,635,000 which incurs interest at FIBOR plus 0.65% per annum. The facility is repayable in 10 semi-annual installments with the first payment due on December 31, 1999. As of December 31, 2000 and 1999, the outstanding principal amounted to US$976 and DEM2,371,500 (US$1,220), respectively.

All of these facilities are guaranteed by APP, a related party.

**Export Development Corporation**

On August 12, 1999, Lontar obtained a line of credit agreement with Export Development Corporation (a non-bank financial institution) for a maximum facility amounting to US$20,000 which incurs interest at the average closing bid yield for 5 years U.S. Treasury Notes plus 2.8% per annum which is repayable in 20 semi annual instalments with the first payment due on January 15, 2000. Interest is initially due on July 15, 2000. The facility is guaranteed by APP, a related party. As of December 31, 2000 the outstanding principal amounted to US$8,407 (1999: US$ Nil).

**Creditanstalt-Bankverein**

On August 18, 1997, the Company obtained a loan facility from Creditanstalt-Bankverein amounting to US$7,607 which incurs interest at LIBOR plus 1.25% per annum. The facility is repayable in 16 semi-annual instalments with the first instalment due on May 15, 1998. This facility is guaranteed by APP, a related party. As of December 31, 2000 and 1999 the outstanding principal amounted to US$4,754 and US$5,170, respectively.

**Bayerische Vereinsbank AG**

On November 29, 1996, the Company obtained a loan facility from Bayerische Vereinsbank AG amounting to DEM7,522,500 which incurs interest at FIBOR plus 0.875% per annum. The facility is repayable in 16 semi-annual instalments with the first payment due on July 31, 1998. This facility is guaranteed by APP, a related party. As of December 31, 2000 and 1999, the outstanding principal amounted to DEM4,701,562 (US$2,233) and DEM5,641,875 (US$2,904), respectively.

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 17. LONG-TERM LOANS (continued)

### b. Additional information on long-term loans (continued)

**Bayerische Vereinsbank AG (continued)**

On March 18, 1999, the Company obtained a loan facility from Bayerische Vereinsbank AG amounting to DEM3,258,622 which incurs interest at SIBOR plus 0.875% per annum. The facility is repayable in 13 semi-annual instalments with the first payment due on July 30, 1999. This facility is guaranteed by APP, a related party. As of December 31, 2000 and 1999, the outstanding principal amounted to DEM2,506,633 (US$1,190) and DEM3,007,959 (US$1,548), respectively.

**Bayerische Hypo- und Vereinsbank Aktiengesellschaft**

On October 25, 1999, Lontar obtained a loan facility agreement with Bayerische Hypo- und Vereinsbank Aktiengesellschaft amounting to US$3,416, which incurs an annual interest at 0.6% above LIBOR per annum and is repayable in 10 semi-annual equal installments, with the first installment due on January 17, 2001. This loan is guaranteed by APP, a related party. The outstanding principal as of December 31, 2000 amounted to US$3,399 (1999: US$ Nil).

**Commerzbank Aktiengesellschaft**

On December 29, 1997, the Company obtained a loan facility from Commerzbank Aktiengesellschaft amounting to DEM7,548,000 which incurs interest at FIBOR plus 0.6% per annum. The facility is repayable in 10 semi-annual instalments with the first payment due on October 15, 1999. This facility is guaranteed by APP, a related party. As of December 31, 2000 and 1999, the outstanding principal amounted to DEM4,329,000 (US$2,056) and DEM5,328,000 (US$2,742), respectively.

**Leonia Corporate Bank Plc.**

On June 30, 1999, Lontar obtained a loan facility agreement with Leonia Corporate Bank Plc amounting to US$1,744, which incurs interest at 1.5% above LIBOR per annum and is repayable in 10 semi-annual instalments, with the first instalment due on September 29, 2000. This loan is guaranteed by APP, a related party. The outstanding principal as of December 31, 2000 and 1999 amounted to US$1,570 and US$ Nil.

**Credit Lyonnais France Bankfilial**

On June 17, 1997, Lontar obtained a syndication loan facility agreement with Credit Lyonnais France Bankfilial for US$3,289, which incurs interest at 7.45% per annum and is repayable in 10 semi-annual equal instalments, with the first instalment due on May 31, 1998. This loan is guaranteed by APP, a related party. As of December 31, 2000 and 1999 the outstanding principal amounted to US$1,316 and US$1,974, respectively.

**Kanematsu Corporation**

On September 15, 1999, the Company obtained into a loan facility from Kanematsu Corporation amounting to ¥76,500,000, which incurs interest at Tokyo Inter Bank Offered Rate ("TIBOR") plus 2.63% per annum which is to be repaid in four semi annual instalments starting from June 13, 2000. The facility is guaranteed by APP, a related party. As of December 31, 2000, the outstanding principal amount was ¥38,250,000 (US$333). The outstanding principal as December 31, 1999, amounted to ¥ Nil.

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 17. LONG-TERM LOANS (continued)

### b. Additional information on long-term loans (continued)

**PT Bank Central Asia**

On September 6, 2000, Lontar obtained a loan facility agreement from BCA amounting to Rp1,526,400,000, which incurs interest at 16% per annum and is repayable in 16 semi-annual equal instalments, with the first instalment due on December 8, 2000. This loan is guaranteed over Lontar's property, plant and equipment. The outstanding principal as of December 31, 2000 and 1999 amounted to Rp1,431,000,000 (US$:149).

**APP International Finance Company B.V.**

On September 18, 1995, Lontar entered into a revolving loan facility agreement with APP International Finance Company B.V. ("APP Finance"), a related party. In September 1995, APP Finance issued Guaranteed Secured Notes amounting to US$100,000 and US$450,000 to mature in October 2000 and October 2005, respectively. The notes, which are listed on the Luxembourg Stock Exchange, bear interest at 10.25% and 11.75% per annum, respectively. A portion of the net proceeds of the notes were lent to Lontar to repay certain indebtedness in 1995 and to cover a portion of the purchase price and installation cost of additional pulp dryers at the Jambi Pulp Mill. The notes are irrevocably and unconditionally guaranteed, jointly and severally, by Lontar and APP, a related party. Such guarantees are secured by liens on certain collateral, including real property at the Jambi Pulp Mill, all movable assets (other than inventory, work in process and raw materials) associated with the Jambi Pulp Mill, and all insurance proceeds relating to the Jambi Pulp Mill. Lontar's guarantee includes covenants that require the maintenance of certain financial ratios, a limitation on the incurrence of additional debt, a limitation on transactions with related parties and a limitation on encumbrances on the collateral described above, in addition to other covenants. APP's guarantee includes similar covenants. The amount outstanding under such agreement with APP Finance as of December 31, 2000 amounted to US$194,500 (1999: US$294,500) (Note 28b).

The issuance cost of Notes amounting to US$16,455 (net book value as of December 31, 2000 and 1996 amounted to US$5,799 and US$7,351, respectively) was recognized and posted as a discount on the bond and is amortized using the straight-line method over the period of the Notes (see Note 3q). The amount of amortized discount, which is charged to the statement of profit and loss for the year ended December 31, 2000 and 1999 amounting to US$1,552 and US$1,662, respectively.

**PT Bank Internasional Indonesia Tbk.**

During the years through to 1998, the Company and Lontar factored certain accounts receivable with PT Bank Internasional Indonesia Tbk. ("BII"). Those factoring transactions were "without recourse". However, most of the receivables that were factored and held by BII were due but were not subsequently settled. In June 2000, the Indonesian Bank Restructuring Agency ("IBRA") became BII's controlling shareholder. Thereafter, BII required that the previously factored receivables purchased by BII that were not collected be returned to the Company and Lontar.

Such Company's factored receivables amounted to US$46,798 and Rp 269,703,313,661 (US$28,109) and Lontar's factored receivables amounted to US$34,252 and Rp94,551,815,606 (US$9,854). Further, as of December 31, 2000, the Company and Lontar had an outstanding short term loan amounting to US$17,073 and US$2,843.

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 17. LONG-TERM LOANS (continued)

### b. Additional information on long-term loans (continued)

**PT Bank Internasional Indonesia Tbk. (continued)**

Accordingly, as of December 31, 2000, the Company recognized loans of US$63,871 and Rp269,703,313,661(US$28,109) due to BII through a credit agreement No. 257/PK-WEB/BII Tham/2000 dated June 30, 2000, which was most recently modified on March 9, 2001. Lontar recognized loans of US$37,095 and Rp94,551,815,606 (US$9,854) due to BII through credit agreement No. 112/PK/BII-Tham/95 dated February 27, 1995, which was most recently modified on March 9, 2001. The loans denominated in Rupiah incur interest at 17% per annum and loans denominated in US dollars incur interest at SIBOR plus 3% per annum. Interest is payable semi annually on June 30 and December 30 and loans are payable in the following instalments:

| | |
|---|---|
| 1st instalment on September 30, 2001: | 2.5% of the loan principal; |
| 2nd instalment on March 31, 2002 | 5.0% of the loan principal; |
| 3rd instalment on September 30, 2002: | 5.0% of the loan principal; |
| 4th instalment on December 31, 2002 | 7.5% of the loan principal; |
| 5th instalment on March 31, 2003: | 7.5% of the loan principal; |
| 6th instalment on June 30, 2003 | 7.5% of the loan principal; |
| 7th instalment on September 30, 2003 | 65.0% of the loan principal; |

On December 29, 1995, Lontar entered into a loan facility agreement with BII denominated in Japanese Yen, Rupiah and U.S. Dollars. The loan facility denominated in Japanese Yen amounting to ¥10,000,000,000 will mature in September 19, 2001 and bears interest at rates ranging from 3.75% to 5.85% per annum. As of December 31, 2000 and 1999 the facility used amounted to ¥ Nil and ¥1,061,286,768 (US$10,379), respectively. Lontar signed an agreement with BII to offset time deposits placed with any subsidiaries and/or affiliated companies of BII against the outstanding loan balances. As of December 31, 2000 and 1999, the outstanding bank loans was RpNil and Rp73,729,608,218 (US$10,379) and was offset against time deposits placed with BII Bank Ltd. amounting to Rp nil and Rp73,729,608,218 (US$10,379), respectively.

The loan facility denominated in Rupiah in the maximum amount of Rp300,000,000,000 will mature on February 24, 2003 and bears interest at rates ranging from 23.5% to 62% per annum. The total facility used amounted to Rp Nil and Rp27,169,000,000 (US$3,827) as of December 31, 2000 and 1999, respectively. Lontar signed an agreement with BII to offset time deposits placed with any subsidiaries and/or affiliated companies of BII against the outstanding loan balances. As of December 31, 2000 and 1999, the outstanding loans of Rp Nil and Rp27,169,000,000 (US$3,827) was offset against time deposits placed with BII Bank Ltd. amounting to Rp nil and Rp27,169,000,000 (US$3,827), respectively.

### c. Covenants

All the aforementioned loan agreements include covenants that require the maintenance of certain financial ratios, insurance coverage for certain assets, a limitation on dividends declared, a limitation on the incurrence of additional debt and limitations on transactions with related parties, the transfer or disposal of the pledged assets, merger, takeover, investment, and compliance with certain administrative requirements. As of December 31, 2000, the Company and Lontar are in breach of various covenants, including, but not limited to, not generating sufficient profit and not maintaining the required financial ratios. As the Company and Lontar are in breach of various covenants, which leads to an event of default, as of December 31, 2000, all long-term loans are presented as current liabilities.

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 17. LONG-TERM LOANS (continued)

### d. Schedule of maturity of long term loans

As of December 31, 2000 and 1999, the maturities of long-term loans are as follows:

| | 2000 | 1999 |
|---|---|---|
| 2000 | - | 147,418 |
| 2001 | 75,800 | 47,901 |
| 2002 | 64,725 | 47,901 |
| 2003 | 150,869 | 322,438 |
| Thereafter | 263,898 | - |
| Total | 555,292 | 565,658 |
| Less: current portion | (555,292) | (147,418) |
| Long-term portion | - | 418,240 |

## 18. BONDS PAYABLE

### a. Bonds payable consists of:

| | 2000 | 1999 |
|---|---|---|
| Bonds – PDFML | 729,190 | 726,943 |
| Bonds – Lontar Papyrus I Year 2000 | 100,413 | - |
| Bonds – Pindo Deli I | 20,184 | 26,743 |
| Total | 849,787 | 753,686 |
| Less: current portion | (849,787) | - |
| Long-term portion | - | 753,686 |

### b. Additional information on bonds

| | 2000 | 1999 |
|---|---|---|
| Bonds – PDFML | | |
| Nominal value | 750,000 | 750,000 |
| less : discount | (8,019) | (8,850) |
| debt issuance costs, net of amortization | (12,791) | (14,207) |
| | 729,190 | 726,943 |
| Bonds - Lontar Papyrus I Year 2000 | | |
| Nominal value | 104,220 | - |
| less : debt issuance costs, net of amortization | (3,807) | - |
| | 100,413 | - |

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 18. BONDS PAYABLE (continued)

### b. Additional information on bonds (continued)

| | 2000 | 1999 |
|---|---|---|
| Bonds – Pindo Deli I | | |
| Nominal value | 20,844 | 28,169 |
| less : debt issuance costs, net of amortization | (660) | (1.426) |
| | 20,184 | 26,743 |

**PDFML Bonds**

In October 1997, PDFML issued Guaranteed Senior Notes amounting to US$550,000 and Guaranteed Senior Debentures amounting to US$200,000 and registered these bonds on the Luxembourg Stock Exchange. The Company acts as a guarantor of this issuance and fully, unconditionally and irrevocably guarantees on a senior basis the payment of principal, interest and any additional amounts.

The details of the PDFML bonds are as follows:

| | Face value | Interest rate | Due Date |
|---|---|---|---|
| Guaranteed Senior Notes | 100,000 | 10.250% | October 1, 2002 |
| Guaranteed Senior Notes | 450,000 | 10.750% | October 1, 2007 |
| Guaranteed Senior Debentures | 100,000 | 11.750% | October 1, 2017 |
| Guaranteed Senior Debentures | 100,000 | 10.875% | October 1, 2027 |
| Total | 750,000 | | |

The interest payment dates are April 1 and October 1 of each year, commencing April 1, 1998.

The net proceeds of US$721,881 were used to repay existing indebtedness and for working capital purposes.

Deferred issuance costs, net of amortization as of December 31, 2000 and 1999 of US$12,791 and US$14,207, respectively, have been presented as a deduction from the bond payable.

**Lontar Bonds**

On April 27, 2000, Lontar issued "Obligasi Lontar Papyrus I Tahun 2000" amounting to Rp1,000,000,000,000 which will mature on April 26, 2005. The bonds are listed on the Surabaya Stock Exchange. The outstanding balance of the bonds as of December 31, 2000 amounted to US$104,220 (Rp1,000,000,000,000) less US$3,807 bond issuance costs net of amortization. The net proceeds from the bonds issuance was used to repay loans from APP International Finance Company B.V, a related party, in relation to the Guaranteed Secured Notes of US$100,000 due on October 1, 2000, and for other general purposes.

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 18. BONDS PAYABLE (continued)

### b. Additional information on bonds (continued)

**Lontar Bonds (continued)**

The details of the bonds are as follows:

| | Face value Rp million | Interest rates per annum |
|---|---|---|
| Obligasi Lontar Papyrus I Tahun 2000: | | |
| Seri A | 900,000 | 17% fixed interest |
| Seri B | 50,000 | 2.5% above JIBOR |
| Seri C | 50,000 | 3% above the average interest on 6 month rupiah time deposits offered by 3 major local banks. |
| Total | 1,000,000 | |

The interest on bonds is payable quarterly on January 26, April 26, July 26, and October 26 with first interest payment made on July 26, 2000.

These bonds are guaranteed over all of Lontar's assets on a pari passu basis, including future assets in accordance with the trustee agreement with PT Bank Niaga Tbk., except for assets, which have been secured by other creditors.

Bond issuance cost of US$4,406 (Rp35,000,000,000) is recognized as a discount from bonds and is amortized using the straight line method over the terms of the bonds. Amortization of bond issuance costs charged to profit and loss for the year ended December 31, 2000 amounted to US$599.

Lontar has entered into a currency and interest rate swap agreement with BII Bank Limited, a related party, in relation to the Lontar bonds (Note 29a).

**Pindo Deli Bonds I**

The Company issued bonds through a public offering and registered "Obligasi Pindo Deli I Tahun 1997" on January 23, 1997 on the Surabaya Stock Exchange. The bonds were issued at a nominal value of Rp200,000,000,000, and have a maturity of 5 years. Interest is fixed at a rate of 17.8% per annum that is paid quarterly, beginning April 16, 1997.

The bonds are guaranteed over all of the Company's assets, whether movable or immovable, both existing or that will exist in the future, on pari passu basis in accordance with the trustee agreement with PT Bank Bali Tbk.

The proceeds from the bonds, after deducting the related issuance and registration costs of the bonds, were used to finance the Company's expansion and for working capital purposes.

Deferred issuance costs, net of amortization, as of December 31, 2000 and 1999 of US$660 and US$1,426, respectively, have been offset against the bond.

The Company has entered into a cross currency interest rate swap with Bankers Trust PLC in relation to the Pindo Deli Bond I issuance (Note 29e).

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 18. BONDS PAYABLE (continued)

### c. *Covenants*

Covenants in respect to the Bonds include the Company not pledging or assigning part of its assets and Lontar not pledging or assigning more than 55% of its assets, and both the Company and Lontar not creating new debt, merging, issuing additional bonds, changing their business, transferring or disposing of their pledged assets and providing a loan or invest to another party without prior consent from the trustees. The Company and Lontar are also required to maintain certain financial ratios and compliance with certain administrative requirements.

As of December 31, 2000, the Company and Lontar are in breach of covenant ratios required under the trustee agreements; accordingly, bonds have been reported as current liabilities.

## 19. OBLIGATIONS UNDER CAPITAL LEASES

The Company and Lontar entered into lease agreements for machinery with third parties and related parties, which provide the Company and Lontar with an option to purchase the leased assets at residual value at the end of the lease term. The implicit interest rate range from 18% to 21% per annum for Rupiah-denominated agreements, and from 3% above SIBOR to 12% per annum for U.S. Dollar-denominated agreements.

Outstanding minimum instalments at balance sheet date and schedule of the maturity dates are as follows:

| | 2000 | 1999 |
|---|---|---|
| 2000 | - | 5,446 |
| 2001 | 1,668 | 1,194 |
| 2002 | 451 | 250 |
| 2003 | 340 | - |
| Total | 2,459 | 6,890 |
| Interest | (229) | (438) |
| Less: Current portion | (2,230) | (4,827) |
| Long-term portion | - | 1,625 |

## 20. MINORITY INTEREST

*Minority interest represents a 20% minority interest in Lontar as of December 31, 2000 and 1999.*

| | 2000 | 1999 |
|---|---|---|
| Shareholders' equity of Lontar: | | |
| Share capital – par value Rp1,000,000 per share: | | |
| Authorized capital - 3,200,000 shares | | |
| Issued and paid up capital – 854,815 shares | 365,446 | 365,446 |
| Retained earnings | 22,706 | 142,568 |
| Total before eliminations | 388,152 | 508,014 |

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 20. MINORITY INTEREST (continued)

| | 2000 | 1999 |
|---|---|---|
| Elimination of unrealized intercompany profit | (1,498) | (2,916) |
| Net after elimination | 386,654 | 505,098 |
| Minority interest (20%) | 77,331 | 101,020 |

In 2000, Lontar paid dividends of US$50,000, of which US$10,000 was paid to the minority shareholders.

## 21. SHARE CAPITAL

### a. Share capital

As of December 31, 2000 and 1999 share capital consists of:

| Shareholders | Par value Rp500 per share | | | |
|---|---|---|---|---|
| | Number of shares 000 | Par value | | % |
| | | Rp 000,000 | US$ | |
| Authorized capital | 16,000,000 | 8,000,000 | | |
| Issued and paid up capital: | | | | |
| PT Purinusa Ekapersada | 4,160,042 | 2,080,021 | 772,260 | 97.57 |
| PT Mega Kleenindo | 38,852 | 19,426 | 7,212 | 0.91 |
| PT Marimba Nugratama | 25,870 | 12,935 | 4,803 | 0.61 |
| PT Unitama Sartindo | 25,870 | 12,935 | 4,803 | 0.61 |
| PT Intryane Santura | 12,936 | 6,468 | 2,401 | 0.30 |
| | 4,263,570 | 2,131,785 | 791,479 | 100.00 |

### b. Significant changes affecting the Company's share capital

Share capital changes for the years ended December 31, 2000 and 1999 consist of:

- In accordance with notarial deed No. 53 of Linda Herawati SH dated February 24, 1999, the Company's shareholders agreed to increase issued and paid-up capital by 160,000,000 shares with par value of Rp80,000,000,000 (US$5,839). These shares were purchased by Purinusa Ekapersada on October 30, 1998.

### c. Increases in share capital

The increase in share capital in 1998 to US$791,479 (Rp2,131,785,000,000) resulted from the capitalization of an amount due to related parties and the associated issuance of common shares to PT Purinusa Ekapersada amounting to US$5,839 (Rp80,000,000,000) in accordance with the minutes of the meeting of shareholders dated October 30, 1998 and the notarial deed of Linda Herawati SH No. 53 dated February 24, 1999.

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 21. SHARE CAPITAL (continued)

### d. Statutory Reserve

Under Law No. 1, 1995 "Limited Liability Company" effective in March 1996, the Company is obliged to allocate annually a certain amount from net income to a statutory reserve fund until such a statutory reserve fund equates to a minimum of 20% of issued capital. The minimum required amount, if any, to be annually allocated to the statutory reserve fund has not yet been determined by the Indonesian Government. Accordingly, no appropriation of retained earnings has been made by the Company and Lontar.

## 22. NET SALES

Net sales are comprised of:

| | 2000 | 1999 |
|---|---|---|
| Local: | | |
| Related parties | 114,769 | 63,345 |
| Third parties | 157,028 | 94,147 |
| | 271,797 | 157,492 |
| Export: | | |
| Related parties | 202,338 | 301,989 |
| Third parties | 286,387 | 267,834 |
| | 488,725 | 569,823 |
| | 760,522 | 727,315 |

Details of export sales of the Company and subsidiaries by geographic area are as follows:

| | 2000 | 1999 |
|---|---|---|
| Asia | 294,043 | 251,759 |
| Europe | 76,568 | 63,224 |
| Middle East | 63,864 | 53,763 |
| Africa | 12,968 | 13,095 |
| Others | 41,282 | 187,982 |
| | 488,725 | 569,823 |

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 25. TRANSACTIONS WITH RELATED PARTIES (continued)

f. Lontar received a non interest bearing loan from PT Satria Perkasa Agung (a shareholder of Lontar) amounting to US$ Nil and US$169 as of December 31, 2000 and 1999, respectively. These loans do not provide for the manner of payment or maturity.

g. The Company and Lontar insure certain assets and marine cargo through PT Asuransi Sinar Mas, a related party, which are reinsured by major insurance companies outside Indonesia.

h. Asia Pulp & Paper Company Ltd., a related party, rendered management services to the Company and Lontar. Management fees charged for the years ended December 31, 2000 and 1999 amounted to US$17,622 and US$10,706, respectively.

i. A summary of significant related party transactions is as follows:

| | 2000 | 1999 |
|---|---|---|
| Sales (Note 22): | | |
| APP International Trading Limited companies | 202,338 | 301,989 |
| PT Pabrik Kertas Tjiwi Kimia Tbk. | 96,896 | 43,929 |
| PT Asia Paperindo Perkasa | 5,559 | 3,466 |
| PT Mega Kertas Pratama | 2,253 | 3,399 |
| PT The Univenus Co. | 2,257 | 1,817 |
| PT Indah Kiat Pulp & Paper Tbk. | 3,723 | 4,254 |
| PT Cakrawala Mega Indah | 1,257 | 334 |
| PT Durman Kertas Indah | 2,819 | - |
| Other | 5 | 6,146 |
| | 317,107 | 365,334 |
| Purchases of raw materials: | | |
| PT Indah Kiat Pulp & Paper Tbk. | 131,086 | 99,369 |
| PT Cakrawala Mega Indah | 1,090 | 6,756 |
| | 132,176 | 106,125 |
| Payments to PT Wirakarya Sakti | | |
| Wood cutting and other related costs | 92,226 | 35,814 |
| Interest income on time deposits: | | |
| BII Bank Limited | 15,196 | 7,155 |
| PT Bank Internasional Indonesia Tbk. | 1,419 | - |
| PT Fuji Bank International Indonesia | 992 | 2,377 |
| | 17,607 | 9,532 |
| Interest expense on loans: | | |
| PT Bank Internasional Indonesia Tbk. | 10,717 | 10,556 |
| APP International Finance Company B.V | 33,302 | 33,172 |
| PT Fuji Bank International Indonesia | 226 | 437 |
| | 44,245 | 44,165 |
| Factoring transactions of trade receivables (Note 6): | | |
| PT Fuji Bank International Indonesia | 130,947 | 81,642 |
| Repurchase of trade receivables previously factored (note 17) | | |
| PT Bank Internasional Indonesia, Tbk. | 119,013 | - |
| Payments for electricity and steam charges to: | | |
| PT Dian Swastatika Sentosa | 20,613 | 17,598 |
| Payments of insurance premium to: | | |
| PT Asuransi Sinar Mas | 122 | 953 |
| Management fees charged by: | | |
| Asia Pulp & Paper Company Ltd. | 17,622 | 10,706 |

PT PINDO DELI PULP AND PAPER MILLS AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2000 and 1999
(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 25. TRANSACTIONS WITH RELATED PARTIES (continued)

i. A summary of significant related party transactions is as follows: (continued)

| | 2000 | 1999 |
|---|---|---|
| Loss from forward transaction with BII Bank Limited (Note 29a, 29b, 29c) | 52,628 | 42,960 |
| Gain from forward transaction with BII Cook Islands (Note 29d) | - | 11,083 |
| Time deposits (Note 4 & 5): | | |
| PT Bank Internasional Indonesia Tbk. | 104 | 155 |
| BII Bank Limited | - | 3,058 |
| PT Fuji Bank International Indonesia | - | 26,134 |
| | 104 | 29,347 |
| Trade receivables (Note 6): | | |
| APP International Trading Limited companies | 84,270 | 99,852 |
| PT Pabrik Kertas Tjiwi Kimia Tbk. | 9,442 | 23,723 |
| PT Indah Kiat Pulp & Paper Tbk. | 2,222 | 1,846 |
| PT The Univenus Co. | 1,992 | 1,621 |
| PT Asia Paperindo Perkasa | 1,788 | 1,572 |
| PT Cakrawala Mega Indah | 313 | 8,569 |
| PT Mega Kertas Pratama | 356 | 334 |
| Other | 43,065 | 1,553 |
| | 143,448 | 139,070 |
| Less: Non current portion | (136,502) | - |
| Current portion | 6,946 | 139,070 |
| Due from related parties (Note 7) | 75,246 | 24,455 |
| Short-term loans (Note 13): | | |
| PT Fuji Bank International Indonesia | 27,098 | 23,987 |
| PT Bank Internasional Indonesia Tbk. | - | 20,167 |
| | 27,098 | 44,154 |
| Investments (Note 10): | | |
| PT Dinamika Mustika | 21 | - |
| PT Persadamas Langgeng | 11 | - |
| PT Sinarindo Pirantimas | 11 | - |
| | 43 | - |
| Investment advances (Note 12): | | |
| PT Dinamika Mustika | 32,144 | - |
| PT Persadamas Langgeng | 27,733 | - |
| PT Sinarindo Pirantimas | 50,594 | - |
| | 110,471 | - |
| Factoring liabilities (Note 16): | | |
| PT Fuji Bank International Indonesia | 62,179 | - |
| Retention | (22,089) | - |
| Net Factoring Liabilities | 40,090 | - |
| Trade payables (Note 14): | | |
| PT Indah Kiat Pulp and Paper Tbk. | 36,004 | 33,165 |
| PT Sinar Dunia Makmur | 2,984 | 1,004 |
| APP Paper Trading (Singapore) Pte.Ltd. | 294 | 1,493 |
| PT Cakrawala Mega Indah | - | 657 |
| Other | 3,509 | 1,705 |
| | 42,791 | 38,024 |

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 25. *TRANSACTIONS WITH RELATED PARTIES (continued)*

i. A summary of significant related party transactions is as follows: (continued)

| | 2000 | 1999 |
|---|---|---|
| Accrued electricity and steam expenses: | | |
| PT Dian Swastika Sentosa | 2,655 | 1,216 |
| Due to related party: | | |
| *Asia Pulp & Paper Company Ltd.* | 8,234 | 8,818 |
| APP International Finance Company B.V. | 113 | 113 |
| PT Indah Kiat Pulp & Paper Tbk. | 90 | 28 |
| PT Satria Perkasa Agung | - | 169 |
| PT Sinar Dunia Makmur | - | 95 |
| *Other* | 2 | 113 |
| | 8,439 | 9,336 |
| Long term loans (Note 17): | | |
| APP International Finance Company B.V. | 188,701 | 287,149 |
| PT Bank *Internasional Indonesia* Tbk. | 138,929 | - |
| | 327,630 | 287,149 |
| Obligations for capital lease: | | |
| PT BII Finance Center | 788 | 1,391 |
| PT Sinar Mas Multiartha | 728 | 3,413 |
| | 1,516 | 4,804 |

## 26. MONETARY ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN U.S. DOLLARS

Significant balances of monetary assets and liabilities in currencies other than United States Dollars as of December 31, 2000 are as follows:

| | Amount (in full amounts) | In US$ Equivalents |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents: | | |
| Rupiah | 47,280,466,703 | 4,934 |
| Japanese Yen | 773,448 | 7 |
| Time deposits: | | |
| Rupiah | - | - |
| Trade receivables: | | |
| Rupiah | 163,106,314,298 | 17,000 |
| Other receivables: | | |
| Rupiah | 2,588,587,075 | 270 |
| Receivables from related parties | | |
| Rupiah | 100,948,219,195 | 10,524 |
| Singapore Dollar | 38,547 | 22 |
| Prepaid Taxes | | |
| Rupiah | 8,923,239,500 | 930 |
| Security Deposit | | |
| Rupiah | 14,142,524,872 | 1,329 |
| Monetary assets denominated in currencies other than U.S. Dollar | | 35,016 |

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 26. MONETARY ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN U.S. DOLLARS (continued)

Significant balances of monetary assets and liabilities in currencies other than United States Dollars as of December 31, 2000 are as follows: (continued)

| | Amount (in full amounts) | In US$ Equivalents |
|---|---|---|
| **Liabilities** | | |
| Trade payables: | | |
| Rupiah | 175,252,173,335 | 18,265 |
| Deutsche Mark | 1,649,619 | 784 |
| Japanese Yen | 2,679,256,309 | 23,345 |
| European Euro | 3,039,667 | 2,981 |
| Great Britain Pound Sterling | 270,778 | 403 |
| Singapore Dollar | 2,604,679 | 1,505 |
| France Franc | 92,663 | 13 |
| Swedish Crone | 706,408 | 74 |
| Accrued liabilities: | | |
| Rupiah | 76,577,408,425 | 7,981 |
| Japanese Yen | 159,159,477 | 1,386 |
| Deutsche Mark | 1,552,873 | 722 |
| European Euro | 75,965 | 71 |
| Swedish Crone | 317,846 | 33 |
| Singapore Dollar | 47,343 | 27 |
| Taxes payable: | | |
| Rupiah | 3,275,581,872 | 342 |
| Advances from customers: | | |
| Rupiah | 29,475,667,582 | 3,072 |
| Due to related parties: | | |
| Rupiah | 823,030,677 | 86 |
| Singapore Dollar | 14,263,161 | 8,234 |
| Other Payable : | | |
| Rupiah | 10,713,438,519 | 1,117 |
| Swedish Crone | 1,911,000 | 200 |
| Loans | | |
| Rupiah | 1,569,955,713,831 | 163,622 |
| Japanese Yen | 12,667,425,519 | 110,334 |
| Deutsche Mark | 114,872,816 | 54,553 |
| Euro | 572,586 | 534 |
| Other Liabilities : | | |
| Rupiah | 22,186,754,102 | 2,313 |
| Monetary liabilities denominated in currencies other than U.S. Dollars | | 401,997 |
| Net monetary liabilities denominated in currencies other than U.S. Dollars | | 366,981 |

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 27. SEGMENT INFORMATION

Industry segments are the distinguishable components of an enterprise engaged in providing different products. Information concerning the Company and subsidiaries are as follows:

### a. Line of Business

| Name of the Company | Line of Business |
|---|---|
| PT Pindo Deli Pulp and Paper Mills | Paper |
| PT Lontar Papyrus Pulp & Paper Industry | Pulp and paper |
| Pindo Deli Finance Mauritius Limited | Finance |

### b. Total Assets

| | 2000 | 1999 |
|---|---|---|
| PT Pindo Deli Pulp and Paper Mills | 1,819,826 | 2,039,057 |
| PT Lontar Papyrus Pulp & Paper Industry | 876,254 | 900,344 |
| Pindo Deli Finance Mauritius Limited | 856,884 | 819,254 |
| Total before eliminations | 3,552,964 | 3,758,655 |
| Eliminations | (1,138,367) | (1,111,863) |
| | 2,414,597 | 2,646,792 |

### c. Net Sales

| | 2000 | 1999 |
|---|---|---|
| PT Pindo Deli Pulp and Paper Mills | 535,690 | 584,271 |
| PT Lontar Papyrus Pulp & Paper Industry | 323,440 | 216,460 |
| Pindo Deli Finance Mauritius Limited | - | - |
| Total before eliminations | 859,130 | 800,731 |
| Eliminations | (98,608) | (73,416) |
| | 760,522 | 727,315 |

### d. Operating Income

| | 2000 | 1999 |
|---|---|---|
| PT Pindo Deli Pulp and Paper Mills | (129,666) | 76,960 |
| PT Lontar Papyrus Pulp & Paper Industry | 153,886 | 95,344 |
| Pindo Deli Mauritius Finance Limited | - | - |
| Total before eliminations | 24,220 | 172,304 |
| Eliminations | 1,421 | (1,082) |
| | 25,641 | 171,222 |

The adjustments included in "Elimination" include inter segment eliminations.

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 28. COMMITMENTS AND CONTINGENCIES

a. The Company and Lontar's operations are subject to extensive government environmental regulations. Such regulations are continuously being reviewed and amended. The Company and Lontar may be required to incur significant expenditures in order to comply with changing environmental regulations. The management believes that the Company and Lontar's operations are in compliance, in all material respects, with existing environmental regulations.

b. Loans received by Lontar from APP Finance directly relate to the Guaranteed Secured Notes ("Notes") issued by APP Finance. Lontar is the guarantor of the Notes. Accordingly, although Lontar has partially repaid APP international Finance, as of December 31, 2000, Lontar still has unconditional guarantee of payment of US$255,500 to Notes holders, which will not cease until APP Finance repays the Notes.

## 29. DERIVATIVE TRANSACTIONS

The Company and subsidiaries may from time to time enter into currency or interest rate swaps or other derivative product transactions in an effort to hedge its foreign currency exposure, to reduce the net interest payable on indebtedness or otherwise in response to changes expected by the Company and subsidiaries in interest rates, currency values or other factors.

The following represents the derivative transactions of the Company and subsidiaries during the years ended 2000 and 1999:

a. On April 26, 2000, Lontar entered into a currency and interest rate swap transaction agreement with BII Bank Limited, a related party, with a value date of July 26, 2000. Based on the agreement, BII Bank Limited agreed to pay interest calculated at a fixed interest rate of 17% per annum on principal of Rp1,000,000,000,000, the face value of Lontar Papyrus I Year 2000 Bonds (Note 18), payable on July 26, 2000. In return, Lontar agreed to pay BII Bank Limited, interest on principal of approximately US$123,778 on such date calculated at a fixed rate of 10% per annum. In 2000, the realized foreign exchange loss and net interest income on this transaction of US$13,948 and US$1,573, respectively, were included in the consolidated statements of profit and loss.

b. On July 12, 2000, Lontar entered into a forward currency transactions agreement with BII Bank Limited selling forward US$295,000 with a value date of September 11, 2000. Based on the agreement, BII Bank Limited agreed to sell US$295,000 at an exchange rate of Rp9,553/US$1 on September 11, 2000. Lontar incurred foreign exchange losses in relation to this transaction amounting to US$40,253, which was included in foreign exchange losses in the consolidated statement of profit and loss.

c. In October 1999, Lontar entered into a forward currency transaction agreement with BII Bank Limited selling forward US$150,000 and US$50,000 with value dates of January 14, 2000 and April 19, 2000, respectively. Based on the agreement, BII Bank Limited agreed to sell US$150,000 at an exchange rate of Rp8,700/US$1 on January 14, 2000 and US$50,000 at an exchange rate of Rp8,250/US$1 on April 19, 2000. As of December 16, 1999, Lontar terminated the agreements and incurred a loss amounting to US$42,960, which was included in foreign exchange losses in the consolidated statement of profit and loss.

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 29. DERIVATIVE TRANSACTIONS (continued)

d. On August 21, 1998, the Company entered into a forward exchange contract with BII Cook Islands, a related party. Based on the terms of the agreement, the Company received ¥17,678,358,674 and paid US$125,201 on August 25, 1999 the settlement dates. In 1999, the realized foreign exchange gain on the contract was US$11,083 and was included in foreign exchange differences.

e. Pursuant to a master agreement dated October 25, 1996 between the Company and Bankers Trust International PLC ("BT"), the Company entered into a cross currency interest rate swap transaction with BT in connection with the issuance of the Pindo Deli I Bonds. BT agreed to pay the Company interest calculated at a fixed rate of 17.8% per annum on principal of Rp200,000,000,000, the face value of the Pindo Deli I Bonds, payable quarterly in arrears on the 16th calendar day of each April, July, October and January commencing April 16, 1997 and up to and including January 16, 2002. In return, the Company agreed to pay BT interest on principal of approximately US$86,022 on such dates calculated at a rate equal to LIBOR for three-months U.S. Dollar deposits plus 2.17% per annum. On the due date of the last coupon payment, the Company will pay BT US$86,022 and BT will pay the Company Rp200,000,000,000. As of December 31, 2000 the derivative payable on this contract amounted to US$64,759 and was included in other payables in the consolidated balance sheet. As of December 31, 1999, the derivative payable on this contract amounted to US$57,852 and was included in other long-term liabilities in the consolidated balance sheets (refer to Note 31d).

   The above agreement requires APP, a related party, during the period of the agreement to maintain its share ownership of the Company, whether directly or indirectly, to a minimum shareholding of 51%.

## 30. NEW STATEMENT OF FINANCIAL ACCOUNTING STANDARD

In 1999, the Indonesian Institute of Accountants released Statement of Financial Accounting Standard ("SFAS") No. 55. Adoption of the new standard SFAS No. 55 (revision 1999) regarding the Accounting for Derivative Instrument and Hedging Activities which must be applied effective January 1, 2001.

In 2001, the Indonesian Institute of Accountants released Statement of Financial Accounting Standard ("SFAS") No. 57 "Provisions, Contingent Liabilities and Contingent Assets", which must be applied effective January 1, 2001.

## 31. SUBSEQUENT EVENTS

a. The Company and Lontar were unable to meet the scheduled repayment of certain long-term loans before announcing a standstill on the payment of interest and principal on their outstanding debt and on the debt of APP.

b. On January 8 and January 15, 2001 the Company entered into share sale and purchase agreements with PT Kencana Jagadraya, a related party, under which the Company purchased an 83.4% equity interest in PT Dinamika Mustika, PT Persadamas Langgeng and PT Sinarindo Perkasa ("three related companies"). On January 31, 2001, the Company paid Rp2,000,000,000 (US$208) to PT Kencana Jagadraya for the 83.4% equity interest in the three related companies.

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 31. SUBSEQUENT EVENTS (continued)

On March 9, 2001 and June 7, 2001, the Company and Lontar entered into share-pledge agreements with BII under which the Company and Lontar guarantee loans advanced to the three related companies by BII by way of shares pledged in favor of BII. As of December 31, 2000, the loans payable to BII by the three related companies total US$71,233.

On September 12, 2001, the Company and Lontar entered into an agreement under which the Company is committed to acquire and Lontar committed to dispose 16.6% equity interest in each of the three related companies currently held by Lontar.

c. In relation to the Settlement Agreement (the "Settlement Agreement") dated January 26, 2001 between BII, IBRA and certain members of the Widjaja family, the Company's controlling shareholders, the Company and Lontar pledged their assets as collateral to IBRA, as further described in (i) Akta Jaminan Fidusia dated March 12, 2001 No. 19 made before Linda Herawati, SH, for the Company's machinery and factory equipment located in Karawang; (ii) Akta Pemberian Hak Tanggungan dated January 30, 2001 No. 7/2001 and 8/2001 made before Olih Liliawati Ananda Hidayat, SH, for the Company's land together with its building located in Karawang; (iii) Akta Pemberian Hak Tanggungan dated February 26, 2001 No. 45/2001 made before Riza Octariana, SH for Lontar's land together with its building located in Desa Bayeun, Aceh, (iv) Akta Pemberian Hak Tanggungan dated February 26, 2001 No. 10/2001 made before Eddy Simin, SH , for Lontar's land together with its building located in Tanjung Morawa, Kabupaten Deli Serdang, and (v) Akta Jaminan Fidusia dated March 12, 2001 No. 18 made before Linda Herawati, SH, for Lontar's machinery and factory equipment located in Desa Bayeun, Aceh.

In accordance with the abovementioned Akta Pemberian Hak Tanggungan ("Hak Tanggungan"), the Company and Lontar have pledged land with a book value amounting to US$249,881 and US$105, respectively. The land has been registered in Badan Pertanahan Nasional (National Land Body) under certificate No. 51/2001 and No. 52/2001 both dated February 6, 2001 for the Company and No. 29/2001 dated February 7, 2001 and No. 136/2001 dated March 15, 2001 for Lontar. In accordance with the abovementioned Akta Jaminan Fidusia, the Company and Lontar have pledged machinery and factory equipment with net book values of US$472,732 and US$770, respectively. The machinery and factory equipment pledged to IBRA have been registered in the Fiduciary Register Office under certificate No. C2-3140HT.04.06.TH.2001/STD for the Company and No.C2-3139HT.04.06.TH.2001/STD for Lontar.

Under Akta Jaminan Fidusia, the Company and Lontar commit to extend and revise the Akta Jaminan Fidusia in favour of BII at any time, if so required by the Company's controlling shareholders and/or IBRA.

d. On March 20, 2001, the Company and BT agreed to terminate the swap transaction (Note 29e). The Company incurred a loss (or termination amount) to the amount of US$66,945 for value on March 20, 2001. The Company and BT agreed that full settlement of the termination amount would be made by the Company entering into a loan agreement with BT on March 20, 2001.

e. On March 12, 2001, APP announced a standstill on the payment of interest and principal on its outstanding debt and on the outstanding debt of its subsidiaries. This decision was taken in response to the sharp drop in pulp and paper prices, reduction of available lines of credit for working capital and the rising cost of borrowing. In the announcement, APP and its subsidiaries announced they would be discussing the restructuring of debt with creditors.

On July 20, 2001, the Company made interest payments to holders of Pindo Deli I bonds amounting to approximately Rp8,900,000,000 (US$928).

(Expressed in thousands of U.S. Dollar, unless otherwise stated)

## 31. SUBSEQUENT EVENTS (continued)

In 2001, Lontar made interest payments to holders of Lontar Papyrus I bonds totalling approximately Rp159,498,000,000 (US$16,623).

f. On March 29, 2001, Lontar received a notice of default from the trustee of Lontar Papyrus I bonds due to announcement of the debt standstill. Under the notice, Lontar is required to remedy the event of default within 14 days otherwise the trustee will request a General Bond Holders Meeting.

g. On July 11, 2001, the Company filed civil lawsuits against five of its customers, i.e. City Success Ltd, Red Chips International Ltd., Shinning Armour International Ltd., Lucky Clover Ltd. and Yale Han Trading Ltd. Total receivables from those customers as of December 31, 2000 was US$43,779 all of which have been fully provided.

h. In December 2001, the Company and Lontar received letters from Bapepam concerning administrative sanctions to be imposed by Bapepam on the Company and Lontar for violating Capital Market regulations.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P.T. PINDO DELI PULP AND PAPER MILLS

By Hendra Jaya Kosasih / Ali Alimsyah \AJB
Name: Hendra Jaya Kosasih/Ali Alimsyah
Title: Vice President Director / Director

Date: March 8, 2002

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PT PINDO DELI PULP AND PAPER MILLS

By ______________________

Name: Hendra Jaya Kosasih/Ali Alimsyah
Title: Vice President Director/Director

Date: March 8, 2002